HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2007 JUN 26 A 5:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	21.06.07

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

07024737

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of May 31, 2007 (English version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

May 16, 2007
16. Mai 2007

Final Terms
Endgültige Bedingungen

Euro 200,000,000 Floating Rate Public-Sector Pfandbriefe due July 15, 2010
issued pursuant to the

Euro 200.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig 15. Juli 2010
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated May 11, 2007
datiert 11. Mai 2007

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: May 18, 2007
Tag der Begebung: 18. Mai 2007

Series No: HBE1N0
Serien Nr.: HBE1N0

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated May 11, 2007 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 11. Mai 2007 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter

folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro *Euro*
Aggregate Principal Amount *Gesamtnennbetrag*	Euro 200,000,000 *Euro 200.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	Euro 50,000 *Euro 50.000*

Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	4,000 *4.000*
Minimum Transfer Amount *Mindestnennbetrag für Übertragungen*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank SA/NV
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	May 18, 2007 *18. Mai 2007*
Specified Interest Payment Dates	July 15, January 15 in each year from and including July 15, 2007

	(short first Interest Period) up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Festgelegte Zinszahlungstage	*15. Juli, 15. Januar eines jeden Jahres, vom 15. Juli 2007 (einschließlich) (kurze erste Zinsperiode) bis zum Fälligkeitstag (einschließlich, vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months *6 Monate*
Business Day Convention ***Geschäftstagskonvention***	
☒ Modified Following Business Day Convention *Modifizierte Folgender Geschäftstag-Konvention*	Adjusted *Angepasst*
☐ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
☐ Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	TARGET
Rate of Interest ***Zinssatz***	
☒ Screen Rate Determination *Bildschirmfeststellung*	
☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	6 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding July 15 2007, where the rate will be interpolated by means of straight-line interpolation of the 1- and 2-month EURIBOR rate.
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)	*6-Monats EUR-EURIBOR, außer für die erste Zinsperiode vom Tag der Begebung (einschließlich) bis zum 15. Juli 2007 (ausschließlich) für die der*

	Zinssatz mittels einer geradlinigen Interpolation des 1- und 2-Monats-EURIBOR-Satzes ermittelt wird.
Screen page *Bildschirmseite*	EURIBOR01 *EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin ***Marge***	0.10 per cent. per annum *0,10 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))

(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date	July 15, 2010, subject to adjustment in accordance with the Modified Following Business Day Convention.
Fälligkeitstag	*15. Juli 2010, vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE; ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☐ Fiscal Agent
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen Aktiengesellschaft
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

☒ Yes — Hypothekenbank in Essen Aktiengesellschaft
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒ Germany (electronic Federal Gazette)
Deutschland (elektronischer Bundesanzeiger)

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

☐ Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]
Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]

☐ Floating Rate Participation Certificates

variabel verzinsliche Genussscheine

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate [three/six/nine/twelve month] *Euribor-Satz [drei/sechs/neun/zwölf Monate]*	
Screen Page *Bildschirmseite*	
Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr* [ ]
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate *Ausschüttungszinssatz*	
☐ Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe

[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]
Principal Amount *Nennbetrag*	[ ]
Number of Notes to be issued in the Principal Amount *Anzahl der im Nennbetragauszugebenden Schuldverschreibungen*	[ ]

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ BNP PARIBAS, New York Branch

☐ Other (specify) *Anderer (angeben)*	[ ]

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ] *[ ] in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	[ ] in each year
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount *Abschließender Bruchteilzinsbetrag*	[ ]

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[ ]

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ BNP PARIBAS, New York Branch

☐ Other (specify) *Andere (angeben)*	[ ]

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	**none** ***keine***

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	**Refinance** ***Refinanzierung***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 199,820,000 *Euro 199.820.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 1,100 *Euro 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	Yes *Ja*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	030157575 *030157575*
☒ ISIN Code *ISIN Code*	DE000HBE1N03 *DE000HBE1N03*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1N0 *HBE1N0*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☒ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from *Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter*	EURIBOR01 *EURIBOR01*

☐ Details relating to the Performance of the [Index][Formula][other variable]
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
*[*Einzelheiten hier einfügen*]*

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement *Datum des Subscription Agreements*	Not applicable *Nicht anwendbar*
General Features of the Subscription Agreement *Hauptmerkmale des Übernahmevertrags*	Not applicable *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf GB-London E14 4QA

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not applicable *Nicht anwendbar*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	0.09 per cent. *0,09 %*
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	none *keiner*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	Euro 1,100 *Euro 1.100*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from May 18, 2007).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 18. Mai 2007) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

15 May 2007
15. Mai 2007

Final Terms
Endgültige Bedingungen

EUR 500,000,000 Floating Rate Public Sector Pfandbriefe due 18 July 2012
issued pursuant to the

EUR 500.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig am 18. July 2012
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 11 May 2007
datiert 11. Mai 2007

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: 18 May 2007
Tag der Begebung: 18. Mai 2007

Series No: HBE1N1
Serien Nr.: HBE1N1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 11 May 2007 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 11. Mai 2007 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☒ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 500,000,000 *EUR 500.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000 *10,000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank SA/NV
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	18 May 2007 *18. Mai 2007*
Specified Interest Payment Dates	Semi-anually on 18 January and 18 July in each year,

	commencing on 18 July 2007 (short first coupon)
Festgelegte Zinszahlungstage	*Halbjährlich am 18. Januar und 18. Juli eines jeden Jahres, erstmals am 18. Juli 2007 (erster kurzer Kupon)*
Specified Interest Period(s)	For the first Interest Period from and including Issue Date to but excluding 18 July 2007: 2-month Thereafter: 6-months
Festgelegte Zinsperiode(n)	*Für die erste Zinsperiode von einschließlich Begebungstag bis ausschließlich 18. Juli 2007: 2 Monate* *Danach: 6-Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	Reuters page: EURIBOR01 *Reuters Seite: EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page

Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.05 per cent. per annum
Marge — *0,05 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption

or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360 – adjusted, *angepasst*

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	18 July 2012 *18. Juli 2012*
☒ Redemption Month *Rückzahlungsmonat*	July *Juli*

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder — **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers — ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — Hypothekenbank in Essen AG

Emissionsstelle	*Hypothekenbank in Essen AG*
☐ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
☒ Calculation Agent *Berechnungsstelle*	
☒ Yes *Ja*	
☐ No *Nein*	
☒ Required location (specify)	Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen
Vorgeschriebenen Ort (angeben)	*Hypothekenbank in Essen AG* *Gildehofstrasse 1* *D-45127 Essen*

NOTICES (§ 12)
MITTEILUNGEN (§[12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication
Bekanntmachung

☒ Germany (electronic Federal Gazette)
Deutschland (elektronischer Bundesanzeiger)

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

☐ Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinancing *Refinanzierung*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 499,650,000 *EUR 499.650.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1,100*

Eurosystem eligibility
Eurosystem-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility

Soll in Eurosystem-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	030 162 854 *030 162 854*
☒ ISIN Code *ISIN Code*	DE 000 HBE 1N1 1 *DE 000 HBE 1N1 1*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE 1N1 *HBE 1N1*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from www.euribor.org
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter www.euribor.org

☐ Details relating to the Performance of the **[**Index][Formula][other variable**]**.
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☐ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Dresdner Bank AG, Frankfurt *Dresdner Bank AG, Frankfurt*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	0.07 per cent. *0,07 %*

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***

Subscription Agreement
Übernahmevertrag

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission
Datum der Zulassung

Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,100 *EUR 1.100*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from18 May 2007).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 18. Mai 2007) erforderlich sind.]

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

16 May 2007
16. Mai 2007

Final Terms
Endgültige Bedingungen

EUR 300,000,000 10.00 per cent. Public Sector Pfandbriefe of 2007 due 18 May 2010
issued pursuant to the

EUR 300.000.000 10,00 % Öffentliche Pfandbriefe von 2007 fällig am 18. Mai 2010
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 11 May 2007
datiert 11. Mai 2007

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 115.39 per cent.
Ausgabepreis: 115,39 %

Issue Date: 18 May 2007
Tag der Begebung: 18. Mai 2007

Series No: HBE1NY
Serien Nr.: HBE1NY

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 11 May 2007 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/ en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypothekenbank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 11. Mai 2007 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Pfandbriefe (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Pfandbriefe (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 300,000,000 *EUR 300.000.000*
Specified Denomination *Festgelegte Stückelung*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	6,000 *6.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank SA/NV
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	18 May 2007 *18. Mai 2007*
Rate of Interest *Zinssatz*	10.00 per cent. per annum *10,00 % per annum*
Fixed Interest Payment Date *Fester Zinszahlungstag*	18 May in each year *18. Mai in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	18 May 2008 *18. Mai 2008*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	18 May 2009 *18. Mai 2009*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)

FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
Minus

Interest Determination Date
Zinsfestlegungstag

- ☐ second Business Day prior to commencement of Interest Period
  zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

- ☐ first day of each Interest Period
  erster Tag der jeweiligen Zinsperiode

- ☐ other (specify)
  sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

- ☐ Minimum Rate of Interest
  Mindestzinssatz

- ☐ Maximum Rate of Interest
  Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centres *Relevante Finanzzentren*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	18 May 2010 *18. Mai 2010*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)

Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

Hypothekenbank in Essen
Aktiengesellschaft
Gildehofstraße1
D-45127 Essen

☒ Additional Paying Agent/specified office
Zahlstelle/bezeichnete Geschäftsstelle

Hypothekenbank in Essen
Aktiengesellschaft
Gildehofstraße1
D-45127 Essen

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication
Bekanntmachung

☒ Germany (electronic Federal Gazette)
Deutschland (elektronischer Bundesanzeiger)

☐ London (Financial Times)
London (Financial Times)

- ☐ Luxembourg (d'Wort)
  Luxemburg (d'Wort)
- ☒ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)
- ☐ Other (specify)
  Sonstige (angeben)
- ☐ Publication on the website of the stock exchange
  Bekanntmachung auf der Website der Börse

  Stock Exchange
  Börse

  Internet Address
  Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES — **Not Applicable**
TEIL I. B. GENUSSSCHEINE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — **Not Applicable**
TEIL I. C.: GLOBALPFANDBRIEFE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ BNP Paribas, New York Branch

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ BNP Paribas, New York Branch

☐ Other (specify)
Andere (angeben)

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 346,170,000 *EUR 346.170.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1.100*

Eurosystem eligibility
Eurosystem-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	Yes
Soll in Eurosystem-fähiger Weise gehalten werden	*Ja*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	030125061 *030125061*
☒ ISIN Code *ISIN Code*	DE000HBE1NY5 *DE000HBE1NY5*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1NY *HBE1NY*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	4.41 per cent. per annum *4,41 % per annum*
Method of calculating the yield *Berechnungsmethode der Rendite*	

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)

Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *Nicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*

Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	Not Applicable *Nicht anwendbar*
Stabilising Dealer/Manager **Kursstabilisierender Dealer/Manager**	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße1 D-45127 Essen
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

- Date of subscription agreement
- *Datum des Übernahmevertrags*

- General features of the subscription agreement (including the quotas)
- *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*

Listing ***Börsenzulassung***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,100 *EUR 1.100*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied *ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 18 May 2007).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 18. Mai 2007) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

Name & title of signatory
Name und Titel des Unterzeichnenden

RECEIVED
2007 JUN 26 A 5:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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▷ Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"



Annual Report 2006

On March 21, 2007 Hypothekenbank in Essen AG presented its 2006 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein.
The printed version of our Annual Report 2006 is now available. **» more**

▷ Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts

▷ Impressions of our Annual Reception on March 21, 2007

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

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Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

Rated by ... Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Interest Rate Forecast G3
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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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vdp-Pfandbrief Curve



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Credit Research
Last update: May 2007

Sec 28 PfandBG
Last update: Mar 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

www.essenhyp.de

Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

Standard & Poor's	**Bank Credit Report as of June 13, 2007**
Moody's	**» Rating Action as of May 14, 2007** **» Credit Opinion as of May 18, 2007**
Fitch Ratings	**Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

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Investor relations

Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. inclined in the light of increased Japanese long-term interest rates. **» more (PDF)**

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vdp-Pfandbrief Curve



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Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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» Interest Rate Forecast Meeting
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Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Feb 22, 2007**

- **Forecast meeting Sep 7, 2006**
- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody's	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Interest Rate Forecast G3
Interest Rate Forecast Meeting
» Current Financial Topics
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Investor Relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

- **United States: Interest rate commentary - back again as a U.S. growth optimist!** November 2006
- **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **United States: the return of inflation is a real threat!** July/August 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003
- **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
- **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

- **USA: The last ray of hope for the world economy** November/December, 2002
- **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
- **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
- **World:Real interest rates and funding conditions** May/June 2002
- **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
- **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

- **World: Will the New Economy Continue?** November/December 2001
- **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
- **Germany: Searching for the trough of the business cycle** July/August 2001
- **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
- **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
- **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Articles in 2000

- **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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Credit Research

Overview

Pfandbrief Act

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**
- **Archive**

Public-sector Loans

Breakdown of public-sector cover pool
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of new lending commitments
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Risk Management

- **Risk Report (PDF)**
- **Value at risk**
- **Worst case scenario**
- **Grundsatz I**

Code of Conduct

- **Outline**

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Breakdown of new lending commitments (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Mortgage Loans

Breakdown of mortgage portfolio
- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of non-cover loans
- **Loans with a LTV > 60%**

www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Breakdown of new lending commitments

- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Rated by IFR Crystal Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	03.2007
Section 28 (2) (1a) PfandBG	quarterly	03.2007
Section 28 (2) (1b,c) PfandBG	quarterly	03.2007
Section 28 (2) (2) PfandBG	quarterly	03.2007
Section 28 (3) (1) PfandBG	quarterly	03.2007
Section 28 (3) (2) PfandBG	quarterly	03.2007
Archive	quarterly	12.2006
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	05.2007
by borrowers and regions	monthly	05.2007
by countries	monthly	05.2007
by risk weighting	monthly	05.2007
Cover pool at market value		
Development/ Stress scenario	monthly	05.2007
Surplus cover	monthly	05.2007
Breakdown of new lending commitments		
by rating	monthly	05.2007
by borrowers and regions	monthly	05.2007

by countries	monthly	05.2007
by risk weighting	monthly	05.2007
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	05.2007
by borrowers and regions	monthly	05.2007
by countries	monthly	05.2007
by risk weighting	monthly	05.2007
Breakdown of new lending commitments		
by rating	monthly	05.2007
by borrowers and regions	monthly	05.2007
by countries	monthly	05.2007
by risk weighting	monthly	05.2007
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	03.2007
foreign loans by type of property, country and LTV	quarterly	03.2007
Cover pool at market value		
Development/ Stress scenario	monthly	05.2007
Surplus cover	monthly	05.2007
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	05.2007
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	03.2007
foreign loans by type of property, country and LTV	quarterly	03.2007
Derivatives		
Counterparty ratings	monthly	05.2007
Yield curve distribution	monthly	05.2007
Risk Management		
Value-at-risk	monthly	05.2007
Worst-case scenario	monthly	05.2007
Grundsatz I	monthly	05.2007
Grundsatz II	monthly	05.2007

www.essenhyp.de

Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
Mortgage Pfandbriefe	4,548.2	4,491.7	4,485.3	4,484.6	4,320.6	4,372.1
Cover assets	4,843.8	4,886.0	5,361.6	5,150.9	5,186.1	4,884.9
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	430.0	420.0	490.7	513.2	426.1	469.4
of which: further cover assets	-	-	-	-	-	-
Surplus cover	295.6	394.3	876.3	666.3	865.5	512.8

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Mar 31, 2007				Mar 31, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	906.3	2,098.2	1,270.6	273.0	1,642.5	1,876.4	928.8	44.0
Cover assets	349.8	1,199.6	2,552.0	742.3	412.2	803.2	2,811.8	858.7
of which: additional cover*	-	-	-	430.0	-	45.0	-	375.0

in EUR m

b) Total amount	Nominal value	Present value	Risk-adjusted present

outstanding				value		
	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
Public-sector Pfandbriefe / liabilities derivates	72,717.3	60,419.4	71,350.6	59,816.7	69,552.6	58,217.3
of which: derivatives	9.3	-	9.3	-	18.7	-
of which: derivatives (%)	0.0	-	0.0	-	0.0	-
Cover assets	75,174.6	62,438.4	75,574.6	64,298.9	73,335.2	62,005.7
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	7,034.2	3,242.9	6,703.3	3,262.0	6,512.6	3,188.2
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	87.9	125.8
Surplus cover	2,457.3	2,019.0	4,224.0	4,482.2	3,694.7	3,662.6

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	Mar 31, 2007				Mar 31, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	15,198.3	44,853.4	9,474.5	3,191.1	10,098.2	44,884.3	4,385.6	1,051.3
of which: derivatives	-	9.3	-	-	-	-	-	-
Cover assets	20,373.8	24,377.7	20,542.5	9,880.6	8,020.5	24,816.2	23,718.4	5,883.4
of which: additional cover*	-	1,096.5	4,471.8	1,465.9	-	1,023.1	2,169.7	50.0
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Mar 31, 2007	**Mar 31, 2006**
<= € 300,000	3,333.4	3,206.9
> € 300,000 - € 5,000,000	370.6	428.4
> € 5,000,000	709.8	830.6
Total amount	4,413.8	4,465.9

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	667.1	-	647.8
Detached and semi-detached houses	-	2,546.6	-	2,446.3
Apartment buildings	-	348.0	-	439.8
Office	301.7	-	389.2	-
Retail	244.4	-	247.4	-
Industrial	68.2	-	53.3	-
Other commercial properties	67.4	-	92.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**681.6**	**3,561.7**	**781.9**	**3,533.8**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0

Apartment buildings	-	0.0	-	0.0
Office	69.9	-	57.5	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**69.9**	**0.0**	**57.5**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	1.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**1.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	32.2	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.2**	**0.0**	**42.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	48.9	-	49.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**48.9**	**0.0**	**49.2**	**0.0**
Total	**851.6**	**3,562.2**	**931.7**	**3,534.3**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Mar 31, 2007**	**Mar 31, 2006**
Germany	0,00	0,00
Total	0,00	0,00

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Austria		
Government	-	51.1
Regional authorities	123.1	-
Local authorities	-	-
Other borrowers	1,715.5	1,311.6
Total	1,838.6	1,362.7

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Belgium		
Government	-	28.6
Regional authorities	-	-
Local authorities	-	-
Other borrowers	115.0	90.0
Total	115.0	118.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Canada		

Government	-	-
Regional authorities	480.0	454.4
Local authorities	-	-
Other borrowers	396.9	225.3
Total	876.9	679.7

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	99.5	99.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Czech Republic		
Government	124.6	238.0
Regional authorities	-	-
Local authorities	-	49.1
Other borrowers	-	12.4
Total	124.6	299.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Denmark		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	166.0	79.0
Total	166.0	79.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Finland		
Government	51.1	51.1
Regional authorities	-	-
Local authorities	-	-
Other borrowers	119.0	74.0
Total	170.1	125.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
France		
Government	2.5	2.5
Regional authorities	-	-
Local authorities	9.6	12.8
Other borrowers	1,087.5	819.0
Total	1,099.6	834.3

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Germany		
Government	6,163.0	2,654.4
Regional authorities	27,873.4	24,304.8
Local authorities	2,070.7	2,626.6
Other borrowers	18,972.7	20,389.4
Total	55,079.8	49,975.2

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Great Britain		
Government	-	-
Regional authorities	-	-

Local authorities	118.3	-
Other borrowers	913.0	331.0
Total	1,101.3	331.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Greece		
Government	807.5	52.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	35.0	35.0
Total	842.5	87.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Hungary		
Government	220.0	548.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	50.0	50.0
Total	270.0	598.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Iceland		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	250.6	193.1
Total	250.6	193.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**

Ireland		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	234.7	95.0
Total	234.7	95.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Italy		
Government	1,579.1	-
Regional authorities	1,086.5	389.6
Local authorities	340.9	194.5
Other borrowers	-	375.0
Total	3,006.5	959.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Japan		
Government	-	375.9
Regional authorities	87.0	62.0
Local authorities	-	-
Other borrowers	-	-
Total	87.0	437.9

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Latvia		
Government	-	45.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	-	45.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Lithunia		
Government		39.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	-	39.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Luxembourg		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	201.2	120.0
Total	201.2	120.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Norway		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	130.0	95.0
Total	130.0	95.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Poland		
Government	515.3	640.0
Regional authorities	-	-

Local authorities	-	-
Other borrowers	-	-
Total	515.3	640.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Portugal		
Government	980.0	442.4
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	980.0	442.4

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Slovak Republic		
Government	212.5	297.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	212.5	297.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Slovenia		
Government	142.9	54.1
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	142.9	54.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**

Spain		
Government	-	-
Regional authorities	1,823.8	1,844.0
Local authorities	10.0	-
Other borrowers	2,607.4	1,147.6
Total	4,441.2	2,991.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Sweden		
Government	-	-
Regional authorities	-	-
Local authorities	302.2	145.3
Other borrowers	-	-
Total	302.2	145.3

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Switzerland		
Government	-	-
Regional authorities	264.7	215.2
Local authorities	83.7	22.7
Other borrowers	225.0	-
Total	573.4	237.9

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
The Netherlands		
Government	-	-
Regional authorities	-	-
Local authorities	60.9	3.8
Other borrowers	483.5	361.0
Total	544.4	364.8

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
United Staates		
Government	-	86.7
Regional authorities	339.9	244.5
Local authorities	703.3	140.6
Other borrowers	669.0	218.8
Total	1,712.2	690.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Others		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	56.6	-
Total	56.6	-
Total amount	75,174.6	62,438.4

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

	Total amount of payments in arrears for more than 90 days in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Country		
Government	0,00	0,00
Regional authorities	0,00	0,00
Local authorities	0,00	0,00
Other borrowers	0,00	0,00
Total	**0,00**	**0,00**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

December 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

September 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

June 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.05.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	27,870	37.45
AA+ / Aa1 / AA+	5,601	7.52
AA / Aa2 / AA	5,201	6.99
AA- / Aa3 / AA-	12,983	17.44
A+ / A1 / A+	6,408	8.61
A / A2/ A	3,138	4.22
A- / A3 / A-	1,160	1.56
BBB+ / Baa1 / BBB+	276	0.37
BBB / Baa2 / BBB	93	0.12
Without rating *	11,704	15.72
Total	**74,434**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,761	7.73
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	5,000	6.72
Loans within the EU (public-sector banks, EU member states,		

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	701	0.94
Others	242	0.33
Total	**11,704**	**15.72**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality. 31.05.2007

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
27.64%
Credit institutions governed by public law and savings banks
12.42%
6.81%
Public-sector credit institutions with special tasks (risk weighting of 0)
9.24%
43.89%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	32,668	43.89
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	5,069	6.81
Public-sector credit institutions with special tasks (risk weighting of 0)	6,874	9.24
Credit institutions governed by public law and savings banks	9,248	12.42
Foreign territorial authorities and institutions governed by public law	20,575	27.64
Total	**74,434**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality.	31.05.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	4,351
Federal Government's Special Fund	1,371
Laender (individual German Federal States)	26,946
Total	**32,668**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality.	31.05.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	289
Bavaria	246
Berlin	0
Brandenburg	0
Bremen	105
Hamburg	488
Hesse	310
Lower Saxony	900
Mecklenburg-Western Pomerania	25
North Rhine-Westphalia	1,746
Rhineland-Palatinate	158
Saarland	92
Saxony	8
Saxony-Anhalt	1
Schleswig-Holstein	650
Thuringia	51
Total	**5,069**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality.	31.05.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,874
Total	**6,874**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality.	31.05.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,464
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,069
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,211
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	390
Mortgage loans guaranteed by the public-sector	14
Total	**9,248**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 74,434 m

Information as permitted by banking confidentiality.	31.05.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	6,588
EU member states	5,032
EU regional governments	2,950
EU member states, cities and municipalities	871
Loans guaranteed by EU member states	1,199
EU institutions	81
Subtotal	**16,721**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,378
States	0
Regional governments	1,173
cities and municipalities	854
Loans guaranteed by foreign states	449
Subtotal	3,854
Total	**20,575**

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Public-sector loans

Breakdown of cover pool by countries

		31.05.2007
by countries	**in Euro m**	**in %**
Austria	1,853	2.49
Belgium	115	0.15
Canada	900	1.21
Cyprus	100	0.13
Czech Republic	124	0.17
Denmark	224	0.30
Finland	135	0.18
France	1,094	1.47
Germany	53,859	72.35
Great Britain	1,134	1.52
Greece	1,078	1.45
Hungary	270	0.36
Iceland	220	0.30
Ireland	213	0.29
Italy	3,026	4.07
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	201	0.27
Norway	155	0.21
Poland	515	0.69
Portugal	980	1.32
Slovak Republic	212	0.28

Slovenia	143	0.19
Spain	4,465	6.00
Sweden	304	0.41
Switzerland	630	0.85
The Netherlands	541	0.73
The United States	1,800	2.42
Others	143	0.19
Total	**74,434**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.05.2007

Risk weighting	in Euro m	in %
0%	53,111	71.35
10%	1,325	1.78
20%	19,998	26.87
100%	0	0.00
Total	**74,434**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus co in % in t case of fal yields
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00
31.12.2006	77,318.59	73,086.08	4,232.51	5.79	3,578.37	5.02	4,910.79	6.54
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82
31.08.2006	69,812.84	65,862.85	3,949.99	6.00	2,936.87	4.57	5,195.37	7.69
31.07.2006	69,173.31	65,500.19	3,673.12	5.61	2,760.76	4.32	4,791.91	7.13
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7
31/12/2006	74,523.60	76,568.35	2,044.75	2.7	231.30	0.3	3.0
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7
31/08/2006	66,732.00	68,381.00	1,649.00	2.5	296.30	0.4	2.9
31/07/2006	66,517.00	68,051.00	1,534.00	2.3	190.80	0.3	2.6
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.05.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	4,581	33.65
AA+ / Aa1 / AA+	1,080	7.93
AA / Aa2 / AA	1,329	9.77
AA- / Aa3 / AA-	1,774	13.04
A+ / A1 / A+	1,382	10.16
A / A2/ A	1,066	7.83
83 / A3 / A-	457	3.36
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	1,940	14.26
Total	**13,609**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	486	3.57
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	1,412	10.38
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	42	0.31
Others	0	0.00

Total	**1,940**	**14.26**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.05.2007

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
2.48%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
9.93%
36.49%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
36.07%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
15.03%

by borrowers	**in Euro m**	**in %**
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	4,966	36.49
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	1,352	9.93

Public-sector credit institutions with special tasks (risk weighting of 0)	2,045	15.03
Credit institutions governed by public law and savings banks	337	2.48
Foreign territorial authorities and institutions governed by public law	4,909	36.07
Total	**13,609**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.05.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	401
Federal Government's Special Fund	0
Laender (individual German Federal States)	4,565
Total	**4,966**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.05.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	72
Bavaria	28
Berlin	0
Brandenburg	0
Bremen	1
Hamburg	28
Hesse	162
Lower Saxony	43
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	640
Rhineland-Palatinate	61
Saarland	17
Saxony	7
Saxony-Anhalt	0
Schleswig-Holstein	263
Thuringia	30
Total	**1,352**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.05.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,045
Total	**2,045**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.05.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	147
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	130
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	35
Total	**337**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.05.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	2,902
EU member states	266
EU regional governments	134
EU member states, cities and municipalities	11
Loans guaranteed by EU member states	34
EU institutions	0
Subtotal	**3,347**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,176
States	6
Regional governments	200
Foreign member states, cities and municipalities	156
Loans guaranteed by foreign states	24
Subtotal	1,562
Total	**4,909**

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Public-sector loans - Breakdown of new lending commitments

by countries

		31.05.2007
by countries	**in Euro m**	**in %**
Austria	939	6.90
Belgium	75	0.55
Canada	339	2.49
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	169	1.24
Estonia	0	0.00
Finland	5	0.04
France	34	0.25
Great Britain	128	0.94
Germany	8,699	63.91
Greece	28	0.21
Hungary	0	0.00
Iceland	50	0.37
Ireland	273	2.01
Italy	514	3.78
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00
Norway	122	0.90
Poland	60	0.44
Portugal	0	0.00

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	951	6.99
Sweden	0	0.00
Switzerland	365	2.68
The Netherlands	172	1.26
The United States	588	4.32
Others	98	0.72
Total	**13,609**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.05.2007

Risk weighting	in Euro m	in %
0%	8,814	64.77
10%	430	3.16
20%	4,365	32.07
Total	**13,609**	**100.00**

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Risk Report

Fundamental principles

Concept and goals of risk management

Risk is an integral part of all entrepreneurial activity and involves a danger that corporate goals may not be attained due to internal and/or external events or actions or decisions, or that indeed the continuation of the company as a going concern may be jeopardized. Only conscious and target oriented risk management procedures enable Hypothekenbank in Essen AG optimally to attain its overall banking goals. Furthermore, we ensure comprehensive risk management in order to meet the expectations and requirements of our parent company, our investors and capital market partners, rating agencies and the regulatory authorities. We consider risk management to be the entire set of all organizational regulations and measures for the identification of risk and the conscious and target oriented treatment of such risk. A comprehensive system for risk identification, early warning, evaluation (analysis and assessment),

The risk management system at Hypothekenbank in Essen AG


Early warning system
Risk management
Risk controlling
Indicators:
e.g. credit business
Within and/or outside the rating system
Measurement and evaluation of the main risks
also diversification effects/portfolio level, e.g. credit risk model
Limitation of individual risks and overall risk
Implementation of measures, e.g. transfer of credit risk
Monitoring and communication of individual risks, overall risk and compliance with the credit risk strategy
Reporting
Suggestions for action
Risk identification
Risk measurement
Risk management
Risk control
active
Risk avoidance
Risk reduction/ limitation
Risk transfer
Risk diversification
passive
Risk underwriting

control and monitoring within the scope of a risk management system is therefore an integral part of Essen Hyp's business processes.

Our risk management system is oriented on the business and credit risk strategy and therefore on the bank's corporate goals and constitutes a supplement to our strategic and operational planning. Its function is, in particular, assuring the bank's existence and its future success.
The concept of risk represents the danger that actual results will be different from those expected. It can therefore be described as a probability distribution in which both positive and negative variances take place around an expected value. A positive variance is described as an opportunity, whereas a negative variance is considered to be a threat.

Risk categories

Market risk. The term market risk generally comprises all risks involving unfavorable developments in the money and capital markets. Such risks result from the fluctuation of market prices (interest rates, foreign currencies) as well as other price affecting parameters (volatilities, credit spreads). Essen Hyp subdivides market risk into general market risk,

Risk categories

Market risk	Credit risk	Liquidity risk	Operational risk	Other risk
• Interest rate risk	• Default and credit quality risk	• Market liquidity risk	• Processing risk	• Business risk
• Currency risk	• Concentration and cluster risk	• Funding risk	• System risk	• Strategic risk
• Volatility risk	• Country risk		• Personnel risk	• Reputational risk
• Credit spread risk	• Settlement risk		• External event risk	• Real estate and property risk
• Trading book risk	• Advance payment risk		• Legal risk	• Participation and equity holding risk
	• Replacement risk		• Outsourcing risk	• Risk relating to conditions not in line with the market
	• Performance risk			
	• Cover pool risk			

which includes interest rate risk, currency risk and volatility risk, and specific market risk, which includes credit spread risk.

Credit risk. Credit risk involves the danger that unexpected losses may result from a full or partial default and/or an increase in the expected default probability of borrowers (deterioration of creditworthiness). While default risk defines the danger that a borrower may not at all or only partially make contractually agreed upon principal or interest payments, credit quality risk is the danger of a deterioration in a borrower's creditworthiness. In addition, credit risk also comprises concentration and cluster risk, country risk and counterparty risk (settlement and advance payment risk as well as replacement and performance risk).

Liquidity risk. Liquidity risk covers the current or future danger of an institution not being able to meet its current or future payment obligations when due, or only to be able to do so while incurring losses. Essen Hyp subdivides liquidity risk into market liquidity risk and funding risk.

Operational risk. Operational risk (Op-Risk) is the danger of incurring losses due to inadequacy or failure of internal processes and systems, human error or external factors. This definition includes legal and outsourcing risk.

Other risk. The "other risk" category includes risk that can be quantified either only with difficulty or else not at all, such as e.g. business risk, strategic risk or real estate and property risk. Essen Hyp is aware of the existence of these types of risk and counters potential losses by instituting a buffer in the bank's risk taking capability calculation.

Risk taking capability, risk limitation and limit system

The central driving force of the risk and return oriented overall bank management of Essen Hyp is the optimal use of its economic capital, which is defined as that amount of capital that, with a certain degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, investment period of one year). Within the scope of the calculation the economic capital is compared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be enough capital available to cover potential losses. Risk taking capability exists when all (essential) risks are covered on an ongoing basis by the risk coverage potential (see graph top right).

The ratio of capital for risk coverage to economic capital over the reporting year is shown in the adjacent graph (bottom right).

Diagram of the risk taking capability calculation


Business risk
Operational risk
Budgeted net income
Credit risk
Revaluation reserve
Market risk
Core capital
Economic capital
Capital for risk coverage

Risk taking capability over the reporting year


%
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Market risk
Business risk
Credit risk
Capital for risk coverage
Operational risk

Organization of the risk management and controlling functions

Risk management organization

An essential prerequisite for the effectiveness and thus efficacy of the risk management system is a clear and transparent risk management organization. To ensure these qualities, the roles and responsibilities of the participating organizational units and their function within the bank wide risk management and control process are defined so as to prevent potential misunderstandings concerning responsibility or overlaps.

At Essen Hyp, the Board of Managing Directors has the overall responsibility for the management of the risks resulting from the individual activities. In the strategic area, the Board of Managing Directors is supported by the Credit Committee (CC), chaired by the Chief Risk Officer (CRO),

Risk management organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
CRO
Risk controlling
Risk management
CC
ALCO
Market risk
Credit risk
Back office
Front office
Operational risk
Liquidity risk
Other risk management units
Other risk
Risk types
Process monitoring: Internal Audit Department

and by the Asset Liability Committee (ALCO) as well as by Board and business planning meetings. Operational risk management according to the bank's stated strategy lies within the scope of responsibility of the responsible front office and back office units. Risk controlling is ensured, in particular, by the Controlling Department. Process-independent monitoring of the risk management system is carried out by Essen Hyp's Internal Audit Department.
The graph on the left provides an overview of the tasks and responsibilities defined within the scope of the risk management organization.

Internal audit
The Internal Audit Department is an instrument of the Board of Managing Directors of Essen Hyp and reports directly to the Chairman of the Board of Managing Directors. It is an essential building block of the bank-wide monitoring system. Acting on instructions from the Board of Managing Directors, it provides independent and objective audit and consulting services designed to create added value and improve business processes. It supports Essen Hyp in the achievement of its goals by evaluating and helping improve operating and business processes, risk management and controlling as well as the bank's internal control system with a systematic and target oriented approach.

Based on a long-term audit plan, the Internal Audit Department reviews and evaluates all operating and business processes of Essen Hyp on a risk and process oriented basis, including, more particularly,

- the functionality, efficacy, cost-effectiveness and adequacy of the internal control system,
- the application, functionality, efficacy and adequacy of the bank's risk management and controlling systems, reporting, information systems and finance and accounting systems,
- compliance with statutory and regulatory requirements as well as other provisions,
- compliance with corporate guidelines, regulations and stipulations, as well as
- the regularity of all operational and business processes, regulations and provisions for the protection of the bank's assets.

The Internal Audit Department draws up a written audit report in a timely manner after completion of the review process. The audit report contains a description of what has been audited, the conclusions of the audit, an assessment of these conclusions and a list of recommended measures. Implementation of the measures and recommendations stated in the report is monitored by means of a database application.

The Supervisory Board of Essen Hyp is kept informed of the most relevant findings in its regular meetings. In addition, annually and following the end of the financial year, the Supervisory Board receives a comprehensive report on the most important findings as well as on the current status of the implementation of the pertinent measures. Any serious deficiencies that are identified are reported to the Chairman of the Supervisory Board without delay.

Implementation of Basel II/SolvV and MaRisk
The impact of Basel II on Essen Hyp. In the first quarter of the reporting year, Essen Hyp participated in the Fifth Quantitative Impact Study (QIS 5). The

results were stringently analyzed and have been incorporated into Commerzbank AG's consolidated Group reporting. As a result it became apparent that the bank, which within the scope of Basel II is aiming at implementing the advanced internal rating based approach (A-IRBA), can overall look forward to distinct relief in respect to risk assets. In particular the home loan segment will benefit from the new regulatory requirements. We are currently expecting a reduction of capital requirements by approximately 60% as compared to the existing *Grundsatz I*. With a view to this future impact, the bank therefore acquired a home loan portfolio in the reporting year. Furthermore, a moderate reduction in the risk assets required can be expected within the segment "Specialized Lending", which comprises commercial real estate finance (CRE). Against this background and by means of detailed analyses, the bank is carrying out ongoing monitoring and assessment of all loans for the purposes of gradual portfolio optimization in keeping with the internal rating based approach.

For the capital markets business as a whole we have stated an increase in capital requirements pursuant to Basel II. This is particularly true for loans to borrowers governed by public law. For Essen Hyp as a traditionally large public-sector lending institution it is therefore of major importance that the demonstrably low default probability of loans to these borrowers is taken into account when modeling the relevant rating components. This is the only way to achieve a noticeable reduction of the risk-adjusted capital allocation in this core segment in the future.

The Fifth Quantitative Impact Study was carried out using the Basel II computation module implemented at the bank. Within the scope of an ongoing review process the bank is gradually integrating the relevant amendments to the Solvency Regulation (SolvV) that became final at the end of the year.

Implementation status. In the past, Essen Hyp had participated in joint projects initiated by the Association of German Pfandbrief Banks (vdp), in which internal rating components were developed for the real estate finance business. The 2004 PD (probability of default) component for commercial real estate finance has been incorporated into the bank's credit procedures and was developed jointly with BV Risk Solutions of Cologne, a subsidiary of Bankverlag Köln.

With reference to our home loan segment, i.e. residential loans to private customers, since the beginning of the reporting year Essen Hyp has been participating in a scoring procedure developed by Eurohypo AG to determine default probabilities in accordance with the Basel II requirements.

Internal rating procedures intended to measure PD for our business segments public-sector loans (Federal States *(Länder)* and territorial authorities) and/or for the capital markets business (banks) were developed by our parent company and/or within the scope of joint projects managed by the vdp and Standard & Poor's Risk Solutions, Frankfurt.

As concerns the determination of the LGD (loss given default) rate for real estate finance (both commercial loans and home loans) and the subsequent calculation of the future capital requirements according to Basel II, the bank joined a project started by other mortgage banks at an early stage.

The Basel II computation module thus designed and implemented at Essen Hyp forms the basis

which enables us to calculate and evaluate all financing transactions carried out by the bank within the scope of either new business or portfolio transactions in compliance with the pertinent regulations stipulated by Basel II.
Further standardization of the rating procedures and/or the underlying methodology is aimed at within the Commerzbank Group as part of the implementation of Basel II. Since the beginning of the financial year 2007 the bank has therefore been involved in a Group-wide migration project within which the rating components for commercial real estate finance will be integrated into the bank's credit procedures.
The components used at Essen Hyp for the capital markets and public-sector lending business (for PD and LGD determination) currently already correspond to the methods and procedures used at Commerzbank AG.
The migration of the rating procedures is intended to guarantee optimal allocation of counterparty risk and best possible management of this type of risk within the Group via a standardized risk assessment based on methodical consolidation.
In the past reporting year, the bank's activities within the scope of Basel II were already taking place with a view to the beginning stages of the supervisory review and certification of the rating components and calculation procedures. In the first quarter of 2007, the Bundesbank's auditors are expected at Essen Hyp in order to approve the internal rating procedure for loans to banks. While processing what is commonly referred to as cross-reference lists, Essen Hyp has laid the foundations for successful acceptance in collaboration with our certification specialist colleagues at Commerzbank AG and with the support of the Group, via the consulting company PwC.

According to current plan, all internal rating procedures at Essen Hyp will be reviewed by the banking supervisory authority in 2007.

MaRisk implementation. With the introduction of the Minimum Requirements for Risk Management (MaRisk), the German banking supervisory authority implemented the second pillar of Basel II and the Solvency Regulation (SolvV), the so-called "Supervisory Review Process". The MaRisk modify the Minimum Requirements for Trading Activities (MaH), the Minimum Requirements for Lending Operations (MaK) and the Minimum Requirements for the Internal Audit (MaIR). In addition to the requirements concerning the formulation of strategy and the risk taking capability, the MaRisk represent new quantitative and qualitative requirements as concerns risk management and monitoring at an institution. One of the fundamental changes is the requirement that stipulates adequate risk management and controlling processes for interest rate risk in the investment book. For Essen Hyp, however, this is nothing new, as much stricter requirements based on a gentlemen's agreement between the Federal Financial Supervisory Agency (BaFin) and the mortgage banks used to apply to mortgage banks prior to the introduction of the Pfandbrief Act (PfandBG).
To implement the MaRisk requirements, Essen Hyp has set up an interdisciplinary project group, which has identified all requirements that are relevant for the bank's business and assigned them to partial projects with specific work packages. The project group was able to complete most of the projects already by the end of 2006. Completion of partial projects still outstanding is planned for the first half of 2007. Accordingly, the MaRisk will have been fully implemented in 2007.

Risk management and controlling process

Process overview

The risk management process at Essen Hyp comprises all activities necessary for a systematic approach to risk handling at Essen Hyp. It consists of the following phases: identification, evaluation (analysis and assessment), control and communication of risk, as well as monitoring the efficacy (effectiveness) and efficiency (adequacy) of risk management measures.

- The goal of *risk identification* is a structured, detailed and wherever possible complete detection of all conceivable risk potential to be found at Essen Hyp in connection with its business processes and functional areas. Risk identification therefore provides the information needed for subsequent phases.
- The bank has implemented *early warning systems* that vary as to type and scope on the basis of the risk potential of our different areas of business. These systems serve to identify those loans and positions that begin to show indications of risk considered to be increased as compared to Essen Hyp's risk profile. This enables Essen Hyp to initiate countermeasures at the earliest possible stage (e.g. intensive treatment of loans).
- The goal of strategic *risk assessment* is to analyze the risks identified with regard to their risk potential for the bank, to rank them, and to represent them on a risk map. This quantitative

Risk management process map


Identification
Assessment
Monitoring
Management
Communication

assessment is drawn up in conjunction with a verbal justification on the basis of the following parameters: probability of occurrence, risk significance and controllability.

- (Operating) *risk measurement* is intended to determine the actual loss potentials and to reconcile them with the stipulated limits. The values thus measured are represented in the pertinent reports.
- *Risk management* means active control, i.e. actual management of the risk positions determined as part of the risk identification and risk analysis phases. Risk management must be congruent with corporate goals and the resulting goals of risk management.
- The goal of *risk reporting* is systematically to process, concentrate, channel and communicate the data obtained in connection with the previous phases.
- In the last phase of the risk management process, *risk monitoring* is intended to ensure that the actual risk position of Essen Hyp will always correspond to the targeted risk position stipulated by the Board of Managing Directors. Therefore, continuous operating control of the effectiveness of risk management measures is central to this phase.

Risk management with dual balance sheet accounting

Essen Hyp draws up both individual annual financial statements according to the German Commercial Code (HGB) and also, within the Group, annual financial statements according to the International Accounting Standards/International Financial Reporting Standards (IAS/IFRS).

By comparison to German commercial law, risk management according to IAS/IFRS is oriented to a much greater extent on the fair value principle. According to this principle, all financial assets and liabilities, including financial derivatives, must fundamentally be recognized in the balance sheet and evaluated in respect to the category to which they are assigned.

All financial instruments listed on an "active market" within the meaning of IAS 39 must be valued at fair value.

The category "Financial assets held to maturity" is not used. Market changes are recognized as either having a positive or a neutral effect on the profit and loss account. This partial balance sheet accounting at market values, often referred to as the "mixed model", necessitated the total interest rate book to be structured in partial portfolios within the scope of the overall bank management. This is the only way in which balance sheet impacts according to IAS/IFRS can be kept and managed within predefined limits. The daily valuation carried out for the purposes of IAS/IFRS accounting also helps show up potential effects of asset liability management measures.

Market risk

Strategy. Market risk is consciously incurred within the scope of the predefined limits and taking into account the relevant approval powers in order to generate earnings.

Organization. Active market risk management is the responsibility of the Capital Markets Division. Risk controlling is the task of the Market Risk Department.

Management. Market risk management is both risk and profits oriented. This involves setting market risk limits that take into account both the use of the economic capital and business expectations.

Risk measurement methods. Market risk is determined on the basis of the value at risk (VaR) concept. For these purposes, VaR is defined as the maximum loss of a portfolio over a specified holding period, where that loss will not be exceeded with a certain predetermined degree of probability (confidence

level). General market risk is calculated by means of historical simulation, and specific market risk is determined on the basis of a variance-covariance model.
The VaR is validated by means of back-testing. In this procedure, the maximum net present value change in the portfolio forecast by means of the VaR is compared to the actual changes. In addition to compliance with regulatory requirements, the goal of this procedure is to assess and continuously improve forecast quality.

Stress test and scenario analysis. As the results of a VaR calculation do not provide conclusions concerning the behavior of a particular portfolio under extreme market movements, other stress tests are carried out in addition to the VaR. Stress tests are calculated with the help of a selection of defined scenarios that distinctly exceed the range of standard daily fluctuations in the risk factors. All scenarios are developed based on historical yields and comprise both positive and negative shifts in the yield curve as well as tilts of the yield curve at certain key points on the curve. We also simulate other scenarios that are not extreme but involve other changes in the market data that are of interest to Essen Hyp (scenario analysis).

Limits. The level of general and specific market risk is limited for maximum utilization of the VaR and for the standardized stress tests. Trading book transactions are subject to a VaR sub-limit. In addition, a floor for the overall market value has been fixed.

Reporting. On a daily basis, the Board of Managing Directors, the Division Heads, the Head of Treasury and the Head of Bank Management are informed of the trends in Essen Hyp's market value, the level of the VaR including the credit spread VaR and of the utilization of the different risk limits. At the same time the net present values of the public-sector and mortgage Pfandbriefe outstanding and their pertinent cover assets, as well as changes under defined stress scenarios are also determined and communicated. Furthermore, the Board of Managing Directors receives, on a monthly basis, detailed reports from the individual corporate divisions and departments. The report prepared by the Controlling Department includes, among other things, information on the transactions carried out in the past month, their impact on the gap report, the development of the market value and the developments concerning risk limit utilization. These reports also record the status of new products if applicable. The monthly report of the Accounting and Tax Department shows, among other things, the development of the balance sheet and profit and loss items according to both the German Commercial Code (HGB) and IAS/IFRS.

Trends in market risk figures over the financial year. As of December 31, 2006 the VaR represented 54.6% of the approved limit. Average limit utilization in 2006 was 69.8%. The utilization of the limit for worst case scenarios was 56.3% at the end of the year, at an average of 56.1% over the entire year. Essen Hyp incurred almost no currency or volatility risks in 2006 or significantly eliminated them by means of hedging instruments.

New developments in the financial year

Trading book institution/active trader. In August 2006 Essen Hyp registered with the Federal Financial Supervisory Authority (BaFin) as a trading book institution or active trader. In this capacity it enters into trading positions for the purpose of the short-term generation of additional profit. These positions are taken within the scope of stringently defined

parameters. Owing to the potentially increased risk content of these positions, Essen Hyp has set a sub-limit for the VaR arising out of trading book positions, approving only certain types of contracts within the scope of trading book transactions.

New risk calculation approach. With the goal of achieving the highest possible accuracy and data security in the calculation of risk ratios, a new risk calculation method was developed in our information systems and implemented into the existing systems and processes in the course of the reporting year. Contrary to the concept held to date, in the new risk calculation ratios are calculated both on an overall basis and also for individual risk factors (interest rates, currencies and volatilities) and on different aggregation levels, which enables differentiated market risk monitoring and management.

PRIME conversion. In August of 2006 we converted our Front Arena Atlas front-end system to Front Arena PRIME. This facilitates accounting for and valuation of existing contracts.

Credit risk

Strategy. The credit risk strategy sets the framework for the medium term management of the capital markets and real estate loan portfolios. Our strategy is based on the analysis of the starting position under our business policy and the estimation of the future risks and returns linked to the granting of credit. The credit risk strategy thus constitutes the foundation for the planned activities in the capital markets and real estate finance businesses and defines both the planned products and the target markets.

Value at risk on a daily basis and on an annual average of the authorized limit in 2006 in %


100
90
80
70
60
50
40
30
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

Organization. Active management of credit risk takes place under the joint responsibility of the responsible front office (Corporate Divisions Capital Markets and Real Estate Finance) and back office (Corporate Division Transaction Management) units. Risk controlling of credit risk at portfolio level is the responsibility of the Controlling Department.

Management. As an essential core function in banking, credit risk management is a decisive competitive factor. Only an institution that is able to quantify and manage its credit risk on a timely and systematic basis can meet the increasing requirements of its various stakeholders and will in the future be able to achieve a balanced relationship between risk and return.
The target portfolio defined in our credit risk strategy is the benchmark for new business and portfolio management activities. Credit risk is managed by means of a limit system that provides for limits for both issuers and counterparties on an individual contract level and also for country limits on a portfolio level. For country risk management purposes the bank uses Group know-how in addition to its own expertise. Within the scope of the Group-wide credit and decision-making process, Essen Hyp is also included in the parent company's Group limit system.

Credit approval and decision-making process. The conditions for each credit decision are determined by Essen Hyp's guidelines on credit approval powers. Credit approval powers are visually represented as a matrix whose structure is defined by the type of borrower, the borrower's internal rating and the facility requested by the responsible front office unit. An integral component of each credit decision is a creditworthiness analysis of the borrower, which culminates in the calculation of the borrower's internal rating taking into account all default risk relevant information. To perform creditworthiness evaluations, Essen Hyp uses different EDP supported rating systems which are geared to the bank's different asset classes.

With the exception of the home loan segment, the property valuations carried out by the Hyp-Cert appraisers of Immobilien Expertise GmbH, a subsidiary of Essen Hyp, are of central significance for the determination of the lending value *(Beleihungswert)*. Sustained income from properties to be mortgaged, as evidenced in the final appraisal report and taking into account non-recoverable operating costs, must distinctly exceed principal and interest payments to the bank and, if applicable, to other lenders. With the approval of the Supervisory Board's Risk Committee, the bank has developed credit guidelines that stipulate minimum debt service coverage (DSC) ratios and maximum loan terms depending on the amortization structure. In addition, specific portfolio limits are set for special risks, e.g. construction and development financing, financing in the East German Federal States *(Länder)* and selected property types. The guidelines also list the property types currently not eligible for lending or on which the bank will lend only subject to special conditions. A catalogue of favored target countries is also included in the guidelines.

Within the levels of credit approval powers, all credit decisions at the bank require the approval of the responsible front office unit, and, subsequently, a second vote from the responsible back office unit, independently from that issued by the front office unit. Both votes have to be issued prior to deciding on a credit application and thus constitute a prerequisite for decision-making.
The Credit Committee, chaired by the Chief Risk Officer, is the central decision-making body within

the levels of credit approval powers. The Credit Committee intervenes in Essen Hyp's decision-making process to bundle risk relevant decisions and/or to vote on credit reports to be submitted to the Board of Managing Directors.
Credit decisions that are not within the credit approval powers of Essen Hyp's Board of Managing Directors are submitted to the competent units at Commerzbank AG before being submitted to the Risk Committee of Essen Hyp's Supervisory Board for final decision.

Risk measurement methods. Monitoring compliance with the bank's credit risk strategy is the job of the Controlling Department. In order to ensure implementation of the risk strategy rules and to limit risk concentrations, the economic capital tied up is used as both a reference value and the upper risk limit for concentration and cluster risk. In addition, a standard comparison of budgeted and actual performance of the bank portfolios is also carried out on the basis of the target performance defined in the credit risk strategy.
For individual contracts, credit risk is fundamentally measured on an annual basis by means of the bank's internal credit rating for the borrower, obtained by means of quantitative and qualitative data, with the intensity and frequency of the risk measurement being dependent on the borrower's level of risk. The rotational risk measurement for individual contracts is supplemented with regular rating migration analyses at portfolio or, where applicable, sub-portfolio level.
The bank's ongoing monitoring is supplemented by an early warning system oriented on the risk inherent in the different portfolios. This system is designed to enable Essen Hyp, by means of quantitative and qualitative indicators and on a timely basis, to recognize risks affecting borrowers and to initiate appropriate countermeasures.

Reporting. The Board of Managing Directors, the Division Heads and the Supervisory Board / Risk Committee are comprehensively informed of credit risk trends by means of the quarterly risk report. Any credit risks that have been identified are analyzed in accordance with their essential structural characteristics (size, country and segment concentrations as well as rating distribution) with a view to determining compliance with the credit risk strategy. In the report, loans identified as non-performing are listed and described separately for the capital markets and the real estate finance segment. On this basis the Board of Managing Directors decides on the action to be taken in regard to significant deviations from the credit risk strategy and the connected countermeasures.

Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. To date we have had no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure planning compliance for the bank. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to default status under Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down in non-performing loans.
As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure.

In view of the fact that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial real estate finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool risk management

§ 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system that stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of credits included in the cover pool and from the issuance of Pfandbriefe resulting therefrom. In this connection we have implemented a global, bank-wide risk management system that meets the special requirements of § 27 PfandBG. The duty of transparency pursuant to § 28 PfandBG is also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to €76.3bn at the end of the reporting year. The high quality of these assets is reflected on the one hand

Structure of our public-sector cover pool as of December 31, 2006
in %


26.0
46.2
8.8
5.6

Total: €76.3bn

- The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
- Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
- Public-sector credit institutions with special tasks
- Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
- Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

in a lower average risk weighting pursuant to *Grundsatz I* and, on the other hand, in the external ratings assigned by the international rating agencies. In accordance with *Grundsatz I*, 72.7% of these assets are classified as having a risk weighting of 0%, 0.9% would be weighted at 10% and 26.4% at 20%. An analysis of the credit portfolio from a rating point of view shows that 37.7% of the cover assets are rated triple A, 33.6% double A, 13.7% single A and 1.2% triple B. Assets that are not externally rated make up 13.8% of all loans included in the cover pool, consisting to 54% of loans to credit institutions governed by public law, domestic private banks and savings banks and to 46% of claims on domestic and foreign public-sector entities and public-sector institutions that according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other borrowers. As of December 31, 2006 loans to these borrowers (not including derivatives) totaled €1.2bn. Of these loans, 0.8% are rated triple A, 9.8% double A, 78.9% single A and 9.4% triple B. No external rating is recorded for 1.1% of these loans.

Rating of public-sector cover assets as of December 31, 2006

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	28,810	37.7
AA+ / Aa1 / AA+	6,658	8.7
AA / Aa2 / AA	4,777	6.3
AA– / Aa3 / AA–	14,192	18.6
A+ / A1 / A+	7,216	9.5
A / A2 / A	2,561	3.4
A– / A3 / A–	635	0.8
BBB+ / Baa1 / BBB+	808	1.1
BBB / Baa2 / BBB	93	0.1
Not rated	10,592	13.8
Total	76,342	100.0

Derivatives. The bank reduces its counterparty risk by means of bilateral framework agreements that as a rule include netting agreements. This aspect, too, is subject to a standard Group regulation. The breakdown of our derivatives portfolio by counterparty rating is shown in the following table (see also page 110 in the notes to the annual financial statements):

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	250	698	2,530	3,478
Double A	12,044	34,109	23,251	69,404
Single A	20,047	42,876	43,387	106,310
Triple B	0	0	0	0
Not rated	4,932	17,055	13,921	35,908
Total	37,273	94,738	83,089	215,100

The counterparties not rated are German subsidiaries of foreign financial and credit institutions which in turn enjoy good credit ratings. The volumes involved are shown in the following table. In this table, we have assigned the rating of these foreign financial and credit institutions to our counterparties as an "implicit rating".

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	1,150	3,046	1,771	5,967
Single A	3,782	14,009	12,150	29,941
Total	4,932	17,055	13,921	35,908

These derivatives are used exclusively to hedge the interest rate risk at the individual contract and/or portfolio level and to manage the overall interest rate book in regard to returns and interest risk profile.
Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. These stress tests ensure that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test conditions, average surplus cover available at all times was 5.5% for

Net present value surplus cover of our public-sector Pfandbriefe in € bn


81
76
71
66
61
56
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.5
5.0
4.5
4.0
3.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

public-sector Pfandbriefe, and 10.6% for mortgage Pfandbriefe. No replacement was arranged for a large volume mortgage Pfandbrief which fell due in October.

Liquidity risk

Strategy. The goal of liquidity risk management is to ensure that Essen Hyp is solvent at all times and not subject to any impairment. With this aim, Essen Hyp pursues the concept of matching long-term maturities, usually referred to as the "stable funding concept". This means that long-term loans are predominantly funded on a long-term basis.

When evaluating the liquidity situation it is important to bear in mind that the assets in the segments public-sector loans, loans to banks and corporate loans are highly liquid and can thus, within the scope of nominal surplus cover, be sold and/or placed on the repo market if necessary.

Organization. Ensuring constant payment ability at all times is the job of the Treasury Department. Measurement and monitoring of the liquidity risk are the responsibilities of the Controlling and Accounting and Tax Departments.

Management. Liquidity risk management is based on the Group's available net liquidity (ANL) concept, which was, to a large extent, introduced during the reporting year and has already been implemented into the pertinent processes and procedures. In addition, liquidity risk is managed in accordance with the regulatory liquidity ratio as set out in *Grundsatz II.*

Risk measurement methods. The calculation of the liquidity ratio according to *Grundsatz II* is the responsibility of the Accounting and Tax Department. According to this principle, a credit institution's liquidity is considered to be assured when the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting year the liquidity ratio was between 1.1 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

In addition, the bank determines liquidity risk by representing the level of mismatches in the form of a cash flow gap analysis. The mismatches are compared to existing short-term funding lines plus the liquidity reserve, which enables an assessment of the liquidity position.
Using the ANL concept, legal and economic cash flows are calculated for both balance sheet and non-balance sheet items. A compensation instrument, called balance sheet liquidity, is being developed for potential future liquidity gaps. This liquidity reserve results from borrowing on or disposing of liquid assets.

Reporting. The Treasury Department's liquidity forecast is submitted to the Board of Managing Directors on a daily basis. The Board of Managing Directors is regularly informed of Essen Hyp's liquidity situation as part of the quarterly risk report.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Operational risk

Strategy. One of Essen Hyp's ongoing concerns is to keep operational risk at the lowest level possible in order to affect the economic capital as little as possible. To achieve this, we are very demanding in regard to process quality. In addition, we are forcing introduction of an IT standard and continue to develop employee sensitivity in regard to operational risk on an ongoing basis.

Organization. Essen Hyp has appointed an Op-Risk Controller in the Controlling Department, who is in constant contact with the Op-Risk Department of Commerzbank AG. The managers of each individual business unit and department are responsible for managing operational risk within their unit or department.

Management. Various different options are available to the Heads of Essen Hyp's business units and departments. The essential issue is whether risks are consciously incurred, or, rather, reduced and/or entirely prevented, avoided or transferred (for example via an insurance policy).

Risk measurement methods. Operational risk is measured on the basis of internal and external loss data and qualitative information concerning the business environment and the process quality. This information is gathered within the scope of a Quality Self Assessment (QSA). Loss distribution is determined by means of Monte-Carlo simulation models.

Reporting. The Op-Risk Department regularly produces reports on operational risk in the IT, Personnel and Legal Departments. These reports are reviewed in the Risk Committee meetings and are regularly presented and discussed in the meetings of the Board of Managing Directors. Any operational losses including legal risk are reported on a regular basis to the Board of Managing Directors and/or to the Risk Committee.

Developments over the reporting year. Op-Risk Controlling focused on the implementation of the requirements for obtaining AMA (Advanced Measurement Approach) certification within the Group. This included the following points:

In cooperation with Commerzbank AG, a new Qualitative Self Assessment was carried out in the fourth quarter of 2006. With the aid of questionnaire modules, experts from selected business units of Essen Hyp evaluated the quality of various processes, e.g. in the personnel, compliance and IT areas. The results will be assessed in the first quarter of 2007, following which any necessary measures will be taken.
After drawing up the risk inventory, a dialogue with staff helped identify and evaluate typical sources of operational risk and the losses they could engender. The result, in the form of a risk map, shows the areas of the bank in which operational risks can develop and ranks the risk potential in an evaluation queue.

Owing to the significant use of IT systems and EDP applications, the cooperation between the Op-Risk Department and the Corporate Division Services has been further expanded. The goal of this cooperation is to ensure the functionality of the bank's IT environment so as to reduce and/or entirely avoid or prevent operational losses.

Summary and prospects

Over the reporting year, Essen Hyp has continued to develop its risk management and controlling system. The importance of risk management for a risk and return oriented overall bank management will continue to grow. Against this background, in the future we will also continue to develop our risk measurement and management processes and procedures at a high level and on an ongoing basis in concordance with forward-looking risk measurement methods. This course of action aims at ensuring optimum capital allocation. We have already reported on the risks that are of importance for an overall assessment. No other risk criteria or portfolio jeopardizing events became apparent over the reporting year. From the current perspective, no risks are apparent in the period covered by the forecast that would endanger the continuation of Essen Hyp as a going concern. We ensured that the risk coverage potential would at all times be distinctly above the level of risk incurred. The bank's risk taking capability was therefore assured at all times. As far as recognizable risks are concerned, within the scope of the annual financial statements we have taken the appropriate measures by means of write-offs, specific valuation allowances and provisions for reserves.

Overall we pursue the goal of managing the total market risk position in a manner such that by assigning economic capital to the different business segments the overall risk position is reduced without compromising profitability.

ESSEN HYP

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/05/2007	33.9	45.9
30/04/2007	56.4	45.9
31/03/2007	42.1	45.9
28/02/2007	42.6	45.9
31/01/2007	43.7	45.9
31/12/2006	54.6	69.9
30/11/2006	51.1	69.9
31/10/2006	55.0	69.9
30/09/2006	43.2	69.9
31/08/2006	62.5	69.9
31/07/2006	63.7	69.9
30/06/2006	67.1	69.9
31/05/2006	71.1	69.9
30/04/2006	82.1	69.9
31/03/2006	69.7	69.9
28/02/2006	90.2	69.9
31/01/2006	95.4	69.9

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/05/2007	45.7	51.1
30/04/2007	53.7	51.1
31/03/2007	50.4	51.1
28/02/2007	48.8	51.1
31/01/2007	50.2	51.1
31/12/2006	56.3	55.9
30/11/2006	54.6	55.9
31/10/2006	50.8	55.9
30/09/2006	37.4	55.9
31/08/2006	44.6	55.9
31/07/2006	50.9	55.9
30/06/2006	53.4	55.9
31/05/2006	56.2	55.9
30/04/2006	59.3	55.9
31/03/2006	60.6	55.9
28/02/2006	62.9	55.9
31/01/2006	62.8	55.9

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Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9
31/12/2006	4.0	6.8	8.0	10.9
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5
30/09/2006	4.0	6.8	8.0	11.2
31/08/2006	4.0	6.8	8.0	11.1
31/07/2006	4.0	6.6	8.0	11.0
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9

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Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0
31/12/2006	1.32	1.0
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0
30/09/2006	1.20	1.0
31/08/2006	2.22	1.0
31/07/2006	1.39	1.0
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.05.2007

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	250.0	0.36	1,011.9	1.20	2,344.3	3.10	3,606.2	1.57
Double A	32,255.8	46.46	50,300.3	59.60	32,288.1	42.64	114,844.2	50.03
Single A	36,926.9	53.18	33,091.3	39.20	41,074.8	54.26	111,093.0	48.40
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**69,432.7**	**100.00**	**84,403.5**	**100.00**	**75,707.2**	**100.00**	**229,543.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.05.2007**

Instruments	**<= 1 year**	**in %**	**>1-5 years**	**in %**	**>5 years**	**in %**	**Total**	**in %**
Interest rate swaps	68,242.0	98.28	78,677.8	93.22	67,535.1	89.21	214,454.9	93.43
Swaptions	152.8	0.22	440.6	0.52	479.4	0.63	1,072.8	0.47
Other interest rate derivatives	25.6	0.04	0.0	0.00	0.00	0.00	25.6	0.01
Currency swaps	1,012.3	1.46	4,625.1	5.48	4,884.7	6.45	10,522.1	4.58
Credit default swaps	0.0	0.00	660.0	0.78	2,808.0	3.71	3,468.0	1.51
Total	**69,432.7**	**100.00**	**84,403.5**	**100.00**	**75,707.2**	**100.00**	**229.543.4**	**100.00**

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Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

- **Standard & Poor's** — **Bank Credit Report as of June 13, 2007**
- **Moody's** — **» Rating Action as of May 14, 2007** / **» Credit Opinion as of May 18, 2007**
- **Fitch Ratings** — **Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

STANDARD & POOR'S

BANK CREDIT REPORT

Counterparty Credit Rating

A-/Stable/A-2

Primary Credit Analysts:
Bernd Ackermann
Frankfurt
(49) 69-33-999-153
bernd_ackermann@
standardandpoors.com

Secondary Credit Analyst:
Stefan Best
Frankfurt
(49) 69-33-999-154
stefan_best@
standardandpoors.com

Additional Contact: Financial Institutions Ratings Europe
FIG_Europe@
standardandpoors.com

RatingsDirect Publication Date
June 13, 2007

Hypothekenbank in Essen AG

Major Rating Factors

Strengths:

- Low credit risk
- Very lean cost structure
- Increasing integration into Commerzbank AG
- Improved ability to generate generic margins in some areas of public finance

Weaknesses:

- Monoline business diversification
- Limited franchise value
- High interest rate risk
- Importance of market-sensitive income sources

Rationale

The ratings on Germany-based mortgage bank Hypothekenbank in Essen AG (EssenHyp) reflect its sound stand-alone profile, underpinned by low credit risk, a very lean cost base, and its increasing integration into its parent, Commerzbank AG (A/Stable/A-1). Constraining factors are the bank's low business and revenue diversification; focus on secondary-market investments with public sector issuers, resulting in limited franchise value; and above-average interest rate risk.

The 'AAA' ratings on EssenHyp's Öffentliche Pfandbriefe (public sector covered bonds) continue to reflect the quality of collateral and the cash flow adequacy of the bank's Pfandbriefe (covered bonds), coupled with protections afforded by German insolvency and banking laws. EssenHyp maintains a segregated, revolving pool of high-quality public sector loans, on which the Öffentliche Pfandbriefe have a preferential claim.

EssenHyp's extremely strong cost-to-income ratio of less than 20% and its overall strong asset quality support favorable profitability levels. Earnings levels are expected to remain sound, supported by the bank's improved ability to achieve generic margins at least in some areas of public sector finance and a gradually increasing mortgage loan portfolio. Nevertheless, the market environment has become less favorable for largely treasury-driven institutions like EssenHyp, with rising interest rates and a potential widening of credit spreads. Therefore, the history of continued growth in reported net income and in more comprehensive performance measures—such as net income plus changes in the net present value of on- and off-balance-sheet positions—might become more challenging, as already evidenced in 2006.

The bank's focus on secondary-market investments provides limited franchise value, and is associated with high levels of market risk. Sound management, including an increasing integration into Commerzbank's risk management, mitigates the risk, however. EssenHyp grows its mortgage-lending portfolio gradually, which might at least partially compensate for lower income from treasury activities in the future as Standard & Poor's Ratings Services expects that prudent underwriting policies will be maintained. The reduction in 2005 provisioning needs for the bank's domestic legacy mortgage portfolio has proven to be sustainable.

Capitalization is only satisfactory despite sound regulatory ratios, as these do not include EssenHyp's market risk exposure. The sound performance of recent years, however, has improved the bank's financial flexibility to absorb unexpected shocks.

Outlook

The stable outlook reflects Standard & Poor's expectation of continued sound earnings levels and strong cost efficiency at EssenHyp relative to its German mortgage bank peers. Significant losses from market-sensitive activities or an increase in risk appetite could have negative rating implications. The ratings might also be lowered in the case of weakening integration into Commerzbank's risk management. Positive rating implications for Commerzbank would not automatically be replicated at EssenHyp—which is not considered a core subsidiary—unless EssenHyp demonstrates strong and sustainable earnings momentum in all performance measures throughout the current interest rate and credit spread environment.

Profile: Reliance On Secondary Markets

EssenHyp ranks among the largest mortgage and public finance banks in Germany, and is one of the largest issuers of Öffentliche Pfandbriefe.

Business diversification

EssenHyp's business diversification is low, similar to that for other German mortgage banks. EssenHyp has a strong focus on secondary-market investments in public sector debt, funded through the issuance of Pfandbriefe. To a large extent, this is based on treasury-driven arbitrage business and market-risk taking on interest rate and credit spread movements, which the bank can handle with an extremely low number of staff and very low cost base. In recent years, the bank has increased its share of business in international real estate finance and residential mortgage lending, mainly through business referrals and subparticipations.

Market position

Rapid asset growth in recent years has driven EssenHyp's evolution into one of the largest issuers of Öffentliche Pfandbriefe. Its market position in lending business is marginal both domestically and internationally, however. This is because of the fragmented nature of the German banking market, and because EssenHyp lacks strong lending relationships as a result of its business model. In real estate lending, the bank benefits from revived cooperation with its parent, Commerzbank, despite Commerzbank's takeover of Germany's largest mortgage bank, Eurohypo AG (A/Stable/A-1), in 2006.

Support And Ownership: Commerzbank Working On New Strategy For Public Finance Business

The ratings on EssenHyp reflect the stand-alone creditworthiness of the bank. The bank also benefits, however, from being integrated into Commerzbank's risk management.

EssenHyp is a 51%-owned subsidiary of Commerzbank, and operates as a joint-stock company. The remaining 49% of shares are held directly and indirectly by a private investor group (Schuppli family, the founders of the bank). Standard & Poor's considers EssenHyp to be of low strategic importance for Commerzbank following the parent's takeover of Eurohypo, and considering that EssenHyp's treasury-driven public finance investments are not core to the parent. Nevertheless, Standard & Poor's expects operational integration into Commerzbank to be strengthened. Commerzbank is working on a new strategy for public finance business within the group, but no decision has been taken concerning the future role of EssenHyp.

Strategy: Sound Track Record

EssenHyp's management has established a sound track record in managing the bank's core public sector finance activities and in maintaining the bank's lean cost structures. This is despite EssenHyp's relatively aggressive market-risk taking and in contrast to many other German mortgage banks, some of which in the past encountered heavy losses on a mark-to-market basis due to ill-directed market-risk taking. In line with some other German mortgage banks, EssenHyp is managed similar to a treasury department on a market-value-of-equity basis—which considers the discounted value of cash flows from assets and liabilities and off-balance-sheet positions—while EssenHyp is also aiming to achieve a stable upward trend in bottom-line profitability. The bank is only willing to enter into activities that do not jeopardize its favorable cost ratios, and is aiming for an ROE of 10%-13% after tax over the next few years. This is somewhat lower than the previous 15% target, as it takes into account the current, less favorable interest rate environment. EssenHyp achieves its ROE with relatively high leverage.

Standard & Poor's views as positive EssenHyp's strategy to revive its real estate activities while maintaining prudent underwriting standards. Over time, this might reduce the reliance on treasury-driven, potentially more volatile revenue components. Management has yet to establish a successful track record in this increasingly competitive field, however, and to build up a well-diversified, high-quality international mortgage loan book to avoid a dilution of its strong asset quality. Management feels under no pressure to push the business at any cost just to meet a certain volume target. The financing of lower risk homeowner mortgage portfolios might gain further importance for EssenHyp with the advent of Basel II and the expected lower regulatory capital charge for these

assets. Mortgage loans will mainly be sourced via subparticipation in syndicated loans or in cooperation with Commerzbank, so that origination and back-office costs for EssenHyp should remain low.

Risk Profile And Management: High Market But Low Credit Risk

As a result of its business profile, market risk to general and specific interest rate risks features prominently in EssenHyp's risk profile. Credit risk is gradually increasing due to the bank's strategy, which might lead to a more balanced risk profile over time.

Enterprise risk management

Standard & Poor's regards EssenHyp's enterprise risk management practices as adequate and in line with its relatively high exposure to interest rate risk, underpinned by its integration into Commerzbank's global risk management and control systems. Risk systems and infrastructure are continuously upgraded to improve the sophistication of systems in all dimensions of risk. Standard & Poor's also views positively the low-risk strategy in real estate lending. Nevertheless, systems still allow only a limited risk-reward analysis of individual market-sensitive strategies in EssenHyp's public finance business. Moreover, its management system tends to provide incentives for long-dated transactions. This is mitigated by the low-credit-risk nature of its assets, and the inclusion of credit spread risk from noncover pool assets in total market risk limits.

Market risk

Interest rate risk is EssenHyp's main market risk exposure and the bank continues to be among those German mortgage banks with relatively high market risk, which, at this stage, would qualify EssenHyp as an outlier bank under Basel II guidelines of a 200-basis-point parallel yield curve shift. Nevertheless, the bank has decided to avoid becoming an outlier institution under German banking regulation, which will use somewhat different and more flexible yield curve shifts under Basel II guidelines. Market risk, as measured by the bank's value-at-risk and stress test limits, continues to follow a downward trend. Daily market-value fluctuations from interest rate positions can be significant, but are monitored by stop-loss limits. The market value of equity added from these activities and other treasury business was strongly positive in the past, but the environment has clearly become more challenging with rising interest rates and credit spread levels. From 2005, EssenHyp has included limits for credit spread risks in its interest rate risk management, given the heightened importance of credit spread management to EssenHyp's earnings.

Since 2006, EssenHyp has been authorized by German regulators to actively trade securities using a trading book. This has not had a significant impact on the bank's overall risk profile as the scope of traded products should remain limited.

Liquidity risk

As is typical for a German mortgage bank, EssenHyp is exclusively wholesale funded and its business model is dependent on its ability to raise funds at low costs. The bank benefits from its role as a leading issuer of German Pfandbriefe, which provide good market access due to their collateralized nature and the high quality of cover pool assets.

EssenHyp's liquidity management is facilitated by the high quality and liquidity of unencumbered securities that are not registered in the collateral pool. These can be easily sold or used for collateralized funding, either in the repo market with central banks or for the issuance of

additional Pfandbriefe. In addition, EssenHyp has access to liquidity facilities at Commerzbank. This mitigates the sizable mismatch between longer dated assets (by residual maturity) and shorter term liabilities. The search for generic margins might result in an increasing share of slightly less liquid instruments on its balance sheet, however. The measurement of EssenHyp's available liquidity risk has recently been improved by the introduction of Commerzbank's liquidity risk systems.

Credit risk

EssenHyp's asset quality remains strong, reflecting the high proportion of low-risk public sector assets. The bank's mortgage loan portfolio is also currently not an area of concern for Standard & Poor's, given the bank's prudent underwriting policies. For some time, the legacy portfolio of domestic property loans from the early 1990s required elevated levels of risk provisions, but the strong reduction of provisions in 2005 proved to be sustainable in 2006.

Similar to its mortgage bank peers, EssenHyp has never experienced credit losses on its portfolio of public sector assets. This portfolio represents the lion's share of EssenHyp's credit portfolio and is geared toward highly rated borrowers. Standard & Poor's does not expect EssenHyp's credit-risk profile to suffer from the bank's increasing focus on other public sector assets with higher credit spreads mainly outside Germany and selective investments in credit derivatives. The key driver behind this trend is EssenHyp's attempt to reduce the need for market-risk taking by generating generic credit spreads.

In commercial real estate, the bank generally targets senior tranches with LTV ratios of up to 80%, based on stringent underwriting criteria and credit protection measures, and first-ranking mortgages with a 60% LTV ratio in domestic residential business. The portfolio of about €8.6 billion is still geared toward low-risk residential homeowner loans. The key driver of loan loss provisions has been an old portfolio originated before 1998. Net new additions in 2005 and 2006 were negatively affected by adjustments to collateral values as part of a Commerzbank groupwide project rather than unexpected problems. So far, the bank has never recorded a loss on any of its international institutional real estate loans.

Profitability: Favorable Levels, But Environment Has Become More Challenging

EssenHyp's profitability levels continue to compare favorably with those for most German mortgage banks. The medium- to long-term earnings outlook, however, depends to a significant degree on EssenHyp's continued ability to successfully manage interest rate positions. Better contributions from generic margins in public sector finance at least in some areas and real estate lending partly mitigate these risks.

EssenHyp should continue to report sound earnings, but achieving the same strong results as in the past in all measures of performance has become challenging in the current environment. EssenHyp has been highly successful in an environment of continuously falling interest rates, coupled with a steeper yield curve and the relative improvement of its own funding spreads. It is unlikely that such a favorable environment will be repeated in the near future, however. Taking directional views on interest rates is riskier, in particular as the positive carry on mismatching strategies has become more difficult to achieve. Improved relative funding costs in public finance and continued new business in real estate loans enhance EssenHyp's ability to generate generic margins, however, thereby limiting the potential negative implications from market-sensitive activities. Moreover, EssenHyp is able to smooth its profitability to a certain degree under German

GAAP. As EssenHyp is consolidated in Commerzbank group accounts, it also prepares undisclosed accounts in accordance with IFRS, which provides less flexibility than German GAAP.

EssenHyp's cost-to-income ratio is outstandingly low at less than 20%, and one of the bank's key strengths. It reflects the treasury-driven business model and the outsourcing of some back-office activities, such as loan processing for its homeowner real estate lending. Standard & Poor's expects EssenHyp's cost-to-income ratio to remain favorable compared with national and international peers'.

Credit-loss provisions have always played a minor role in EssenHyp's profitability and have remained manageable over the years. A marked increase in 2004 to more than 30% of revenues was a one-off, and provisions on the bank's mortgage loan portfolio are expected to continue to decline further.

Capital: Regulatory Ratios Do Not Capture Market Risk

Standard & Poor's regards EssenHyp's capitalization as only satisfactory despite ratios of adjusted common equity and adjusted total equity to risk assets of 7.0% and a regulatory Tier 1 capital ratio (before earnings retention) of 6.8% at year-end 2006. This is because the bank's material interest rate market risk is not reflected in regulatory risk assets. Unlike many other German mortgage banks, however, EssenHyp has not resorted to lower quality hybrid Tier 1 capital instruments to meet its regulatory capital requirement.

EssenHyp has continued to strengthen capital levels since 2002 through earnings retention and dividend paybacks to its shareholders, a development that Standard & Poor's views positively. The bank has committed to maintaining a Tier 1 ratio of about 6% at least, but aims to further strengthen capital through earnings retention over the next few years.

Table 1

Balance Sheet Statistics

	—Year ended Dec. 31—					Breakdown as a % of assets (adj.)				
(Mil. €)	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
Assets										
Cash and money market instruments	2,450	3,168	2,664	2,289	971	2.39	3.41	3.35	3.09	1.37
Securities	47,254	41,757	33,023	27,052	26,023	46.17	45.01	41.56	36.46	36.66
Nontrading securities	47,254	41,757	33,023	27,052	26,023	46.17	45.01	41.56	36.46	36.66
Loans to banks (net)	10,561	4,374	2,483	3,581	3,150	10.32	4.71	3.12	4.83	4.44
Public sector/government	33,249	35,824	33,102	34,764	35,870	32.48	38.61	41.66	46.86	50.54
Total real estate loans	8,074	6,926	7,258	5,822	4,290	7.89	7.47	9.13	7.85	6.04
All other loans	33	10	160	30	12	0.03	0.01	0.20	0.04	0.02
Customer loans (net)	41,356	42,760	40,520	40,616	40,171	40.40	46.09	50.99	54.75	56.60
Earning assets	101,379	91,858	78,429	73,264	70,217	99.05	99.01	98.70	98.75	98.93
Equity interests/participations (nonfinancial)	2	2	2	2	2	0.00	0.00	0.00	0.00	0.00
Intangibles (nonservicing)	1	1	0	0	0	0.00	0.00	0.00	0.00	0.00
Fixed assets	49	40	54	25	26	0.05	0.04	0.07	0.03	0.04
Accrued receivables	637	594	561	574	583	0.62	0.64	0.71	0.77	0.82
All other assets	47	85	155	49	53	0.05	0.09	0.19	0.07	0.07
Total reported assets	102,357	92,781	79,461	74,188	70,979	100.00	100.00	100.00	100.00	100.00

Table 1

Balance Sheet Statistics (cont.'d)

	—Year ended Dec. 31—					Breakdown as a % of assets (adj.)				
(Mil. €)	**2006**	**2005**	**2004**	**2003**	**2002**	**2006**	**2005**	**2004**	**2003**	**2002**
Less nonservicing intangibles+ I/O strips	(1)	(1)	(0)	0	0	0.00	0.00	0.00	0.00	0.00
Adjusted assets	102,356	92,780	79,460	74,188	70,979	100.00	100.00	100.00	100.00	100.00
						Breakdown as a % of liabilities + equity				
	2006	**2005**	**2004**	**2003**	**2002**	**2006**	**2005**	**2004**	**2003**	**2002**
Liabilities										
Total deposits	11,898	19,922	15,126	13,510	13,096	11.62	21.47	19.04	18.21	18.45
Noncore deposits	11,507	19,525	14,160	12,315	11,998	11.24	21.04	17.82	16.60	16.90
Core/customer deposits	391	397	966	1,195	1,098	0.38	0.43	1.22	1.61	1.55
Mortgage pfandbriefe	4,667	4,250	4,173	2,561	1,884	4.56	4.58	5.25	3.45	2.65
Public sector or total pfandbriefe	75,643	60,972	52,571	50,954	50,738	73.90	65.72	66.16	68.68	71.48
Other borrowings	8,924	6,432	6,405	6,184	4,339	8.72	6.93	8.06	8.33	6.11
Other liabilities	380	404	440	326	337	0.37	0.44	0.55	0.44	0.47
Total liabilities	101,512	91,979	78,716	73,534	70,395	99.17	99.14	99.06	99.12	99.18
Total shareholders' equity	845	802	745	654	584	0.83	0.86	0.94	0.88	0.82
Common shareholders' equity (reported)	845	802	745	654	584	0.83	0.86	0.94	0.88	0.82
Share capital and surplus	364	314	269	219	201	0.36	0.34	0.34	0.30	0.28
Reserves (incl. inflation revaluations)	385	385	385	365	353	0.38	0.41	0.48	0.49	0.50
Retained profits	97	103	91	70	30	0.09	0.11	0.11	0.09	0.04
Memo: Dividends (not yet distributed)	(47)	(53)	(46)	(11)	(46)					
Total liabilities and equity	102,357	92,781	79,461	74,188	70,979	100.00	100.00	100.00	100.00	100.00

Equity Reconciliation Table					
Common shareholders' equity (reported)	845	802	745	654	584
- Dividends (not yet distributed)	(47)	(53)	(46)	(11)	(46)
- Nonservicing Intangibles	(1)	(1)	(0)	0	0
Adjusted common equity	797	748	698	643	538
Adjusted total equity	797	748	698	643	538

Note: Year-end financial statements are audited, consolidated, and prepared according to German GAAP.

Table 2

Profit and Loss Statement Statistics

	—Year ended Dec. 31—					Adj. avg. assets (%)				
(Mil. €)	**2006**	**2005**	**2004**	**2003**	**2002**	**2006**	**2005**	**2004**	**2003**	**2002**
Profitability										
Interest income	3,579	3,064	3,012	3,001	3,201	3.67	3.56	3.92	4.13	4.55
Interest expense	3,307	2,802	2,768	2,778	3,004	3.39	3.25	3.60	3.83	4.27
Net interest income	272	262	244	223	197	0.28	0.30	0.32	0.31	0.28
Operating noninterest income	(7)	(4)	(2)	(2)	0	(0.01)	0.00	0.00	0.00	0.00
Fees and commissions	(21)	(13)	(9)	(9)	(9)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)
Equity in earnings of unconsolidated subsidiaries	1	2	0	0	0	0.00	0.00	0.00	0.00	0.00

Table 2

Profit and Loss Statement Statistics (cont.'d)

	—Year ended Dec. 31—					Adj. avg. assets (%)				
(Mil. €)	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
Other noninterest income	13	7	6	8	9	0.01	0.01	0.01	0.01	0.01
Operating revenues	265	258	241	221	197	0.27	0.30	0.31	0.30	0.28
Noninterest expenses	53	42	35	33	35	0.05	0.05	0.05	0.04	0.05
Personnel expenses	16	15	14	12	11	0.02	0.02	0.02	0.02	0.02
Other general and administrative expense	31	25	19	18	21	0.03	0.03	0.02	0.03	0.03
Depreciation and amortization-other	6	3	3	2	3	0.01	0.00	0.00	0.00	0.00
Net operating income before loss provisions	212	216	206	188	162	0.22	0.25	0.27	0.26	0.23
Credit loss provisions (net new)	27	32	66	31	33	0.03	0.04	0.09	0.04	0.05
Net operating income after loss provisions	185	184	140	157	129	0.19	0.21	0.18	0.22	0.18
Nonrecurring/special income¶	0	0	0	0	14	0.00	0.00	0.00	0.00	0.02
Pretax profit	123	142	129	119	112	0.13	0.16	0.17	0.16	0.16
Tax expense/credit	26	39	38	37	36	0.03	0.05	0.05	0.05	0.05
Net income before extraordinaries	97	103	91	81	76	0.10	0.12	0.12	0.11	0.11
Net income after extraordinaries	97	103	91	81	76	0.10	0.12	0.12	0.11	0.11
Average balance sheet										
Average customer loans	42,058	41,640	40,568	40,394	40,033					
Average earning assets	96,619	85,144	75,847	71,741	69,302					
Average assets	97,569	86,121	76,824	72,583	70,266					
Average total deposits	15,910	17,524	14,318	13,303	9,768					
Average interest-bearing liabilities	96,354	84,925	75,742	71,633	69,321					
Average common equity	824	773	699	619	569					
Average adjusted assets	97,568	86,120	76,824	72,583	70,266					
Other data										
Number of employees (end of period, actual)	153	159	142	131	132					
Number of branches	4	4	4	4	4					
Off-balance-sheet credit equivalents	1,432	814	327	760	533					

Note: Year-end financial statements are audited, consolidated, and prepared according to German GAAP.

Table 3

Ratio Analysis

	—Year ended Dec. 31—				
	2006	2005	2004	2003	2002
ANNUAL GROWTH (%)					
Customer loans (gross)	(3.28)	5.53	(0.24)	1.11	0.69
Adjusted assets	10.32	16.76	7.11	4.52	2.05
Customer deposits	(1.40)	(58.92)	(19.12)	8.77	202.26
Total equity	5.46	7.62	13.92	11.98	5.42
Operating revenues	2.80	6.94	9.04	12.25	7.52
Noninterest expense	25.76	18.66	8.62	(6.46)	8.85
Net operating income before provisions	(1.68)	4.92	9.11	16.29	7.24

Table 3

Ratio Analysis (cont.'d)					
	—Year ended Dec. 31—				
	2006	**2005**	**2004**	**2003**	**2002**
Loan loss provisions	(15.53)	(51.32)	113.37	(6.34)	99.40
Net operating income after provisions	0.75	31.59	(11.41)	22.09	(4.14)
Pretax profit	(13.68)	10.41	8.40	5.55	3.99
Net income	(6.10)	13.26	12.11	6.45	5.52
	2006	**2005**	**2004**	**2003**	**2002**
PROFITABILITY (%)					
Interest Margin Analysis					
Net interest income (taxable equivalent)/average earning assets	0.28	0.31	0.32	0.31	0.28
Net interest spread	0.27	0.30	0.32	0.30	0.28
Interest income (taxable equivalent)/average earning assets	3.70	3.60	3.97	4.18	4.62
Interest income on loans/average total loans	3.42	3.34	3.58	3.82	4.30
Interest expense/average interest-bearing liabilities	3.43	3.30	3.65	3.88	4.33
Revenue Analysis					
Net interest income/revenues	102.69	101.65	101.01	100.75	99.85
Fee income/revenues	(7.79)	(5.14)	(3.72)	(4.20)	(4.68)
Noninterest income/revenues	(2.69)	(1.65)	(1.01)	(0.75)	0.15
Personnel expense/revenues	6.05	5.76	5.67	5.48	5.46
Noninterest expense/revenues	19.97	16.32	14.71	14.76	17.72
Noninterest expense/revenues less investment gains	19.97	16.32	14.71	14.76	17.72
Net operating income before provision/revenues	80.03	83.68	85.29	85.24	82.28
Net operating income after provisions/revenues	69.77	71.19	57.86	71.22	65.48
New loan loss provisions/revenues	10.26	12.49	27.43	14.02	16.80
Net nonrecurring/abnormal income/revenues	0.00	0.00	0.00	0.00	7.11
Pretax profit/revenues	46.23	55.06	53.33	53.65	57.05
Tax/pretax profit	21.03	27.40	29.22	31.57	32.15
	2006	**2005**	**2004**	**2003**	**2002**
Other Returns					
Pretax profit/average risk assets (%)	1.11	2.66	N.M.	2.57	1.37
Revenues/average risk assets (%)	2.40	4.82	N.M.	4.79	2.39
Net operating income before loan loss provisions/loan loss provisions	779.96	670.09	310.90	607.97	489.66
Net operating income before loss provisions/average risk assets (%)	1.92	4.04	N.M.	4.08	1.97
Net operating income after loss provisions/average risk assets (%)	1.67	3.43	N.M.	3.41	1.57
Net income before minority interest/average adjusted assets	0.10	0.12	0.12	0.11	0.11
Net income/employee (€)	632,512	673,634	640,859	619,618	577,648
Personnel expense/employee (€)	104,745	97,020	96,338	92,420	81,492
Cash earnings/average tangible common equity (ROE) (%)	12.48	13.68	13.39	13.47	13.93
	2006	**2005**	**2004**	**2003**	**2002**
FUNDING AND LIQUIDITY (%)					
Customer deposits/funding base	0.39	0.43	1.23	1.63	1.57
Total loans/customer deposits	13267.96	11876.83	4451.03	3699.76	3944.31
Total loans/customer deposits + long-term funds	57.39	64.70	66.30	71.81	74.64

Table 3

Ratio Analysis (cont.'d)

	—Year ended Dec. 31—				
	2006	**2005**	**2004**	**2003**	**2002**
Customer loans (net)/assets (adjusted)	40.40	46.09	50.99	54.75	56.60
Parent-Only Analysis					
	2006	**2005**	**2004**	**2003**	**2002**
CAPITALIZATION (%)					
Adjusted common equity/risk assets	7.00	6.99	N.M.	N.M.	5.82
Internal capital generation/prior year's equity	6.24	6.71	6.85	7.27	5.42
Tier 1 capital ratio	6.80	6.50	6.40	6.20	6.00
Regulatory total capital ratio	10.90	11.00	12.30	12.30	12.00
Adjusted total equity/adjusted assets	0.78	0.81	0.88	0.87	0.76
Adjusted total equity/risk assets	7.00	6.99	N.M.	N.M.	5.82
Adjusted total equity plus loan loss reserves (specific)/customer loans (gross)	1.93	1.75	1.72	1.58	1.34
Common dividend payout ratio	48.35	51.46	50.80	47.68	60.60
	2006	**2005**	**2004**	**2003**	**2002**
ASSET QUALITY (%)					
New loan loss provisions/average customer loans (net)	0.06	0.08	0.16	0.08	0.08

Note: Year-end financial statements are audited, consolidated, and prepared according to German GAAP. N.M.—Not meaningful.

Ratings Detail (As Of 13-Jun-2007)*

Hypothekenbank in Essen AG	
Counterparty Credit Rating	A-/Stable/A-2
Certificate Of Deposit	A-/A-2
Commercial Paper	
Local Currency	A-2
Senior Secured	AAA
Senior Unsecured	A-
Short-Term Debt	A-2
Short-Term Secured Debt	A-1+
Subordinated	
Local Currency	BBB+
Counterparty Credit Ratings History	
16-May-2006	A-/Stable/A-2
21-Jun-2005	BBB+/Positive/A-2
03-Jun-2003	BBB+/Stable/A-2
08-Oct-2002	BBB+/Negative/A-2
Sovereign Rating	
Germany (Federal Republic of)	AAA/Stable/A-1+

Ratings Detail (As Of 13-Jun-2007)* (cont.'d)	
Related Entities	
BRE Bank S.A. (Unsolicited Ratings)	
Issuer Credit Rating	
Local Currency	BBBpi/—/—
Caisse Centrale de Reescompte	
Issuer Credit Rating	A/Developing/A-1
Certificate Of Deposit	A/A-1
Senior Unsecured	
Local Currency	A
Subordinated	
Local Currency	A-
Commerzbank AG	
Issuer Credit Rating	A/Stable/A-1
Certificate Of Deposit	A/A-1
Commercial Paper	A-1
Junior Subordinated	
Local Currency	BBB
Senior Unsecured	A
Subordinated	A-
Commerzbank Europe (Ireland)	
Issuer Credit Rating	A/Stable/A-1
Certificate Of Deposit	A/A-1
Commercial Paper	
Foreign Currency	A-1
Commerzbank International S.A.	
Issuer Credit Rating	A/Stable/A-1
Certificate Of Deposit	A/A-1
Senior Unsecured	
Foreign Currency	A
Short-Term Debt	
Foreign Currency	A-1
Erste Europaeische Pfandbrief- und Kommunalkreditbank AG	
Senior Secured	
Local Currency	AAA
Short-Term Secured Debt	
Local Currency	A-1+
Eurohypo AG	
Issuer Credit Rating	A/Stable/A-1
Certificate Of Deposit	A/A-1
Commercial Paper	A-1
Senior Secured	AAA
Senior Unsecured	A
Short-Term Debt	

Ratings Detail (As Of 13-Jun-2007)* (cont.'d)	
Local Currency	A-1
Subordinated	
Local Currency	A-
EUROHYPO Europaeische Hypothekenbank S.A.	
Issuer Credit Rating	A/Stable/A-1
Certificate Of Deposit	A/A-1
Commercial Paper	
Local Currency	A-1
Senior Secured	AAA
Senior Unsecured	
Local Currency	A
Short-Term Debt	
Local Currency	A-1
Short-Term Secured Debt	
Local Currency	A-1+
Subordinated	
Local Currency	A-

*Unless otherwise noted, all ratings in this report are global scale ratings. Standard & Poor's credit ratings on the global scale are comparable across countries. Standard & Poor's credit ratings on a national scale are relative to obligors or obligations within that specific country

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Analytic services provided by Standard & Poor's Ratings Services ("Ratings Services") are the result of separate activities designed to preserve the independence and objectivity of ratings opinions. Credit ratings issued by Ratings Services are solely statements of opinion and not statements of fact or recommendations to purchase, hold, or sell any securities or make any other investment decisions. Accordingly, any user of credit ratings issued by Ratings Services should not rely on any such ratings or other opinion issued by Ratings Services in making any investment decision. Ratings are based on information received by Ratings Services. Other divisions of Standard & Poor's may have information that is not available to Ratings Services. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during the ratings process.

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Moody's Investors Service

Global Credit Research
Rating Action
14 MAY 2007

Rating Action: Hypothekenbank in Essen AG

Moody's places on review for possible upgrade EssenHyp's Mortgage Covered Bonds

Frankfurt, May 14, 2007 -- Moody's Investors Service has today placed on review for possible upgrade the Aa1 ratings of all Mortgage Covered Bonds (Hypothekenpfandbriefe) issued by Hypothekenbank in Essen AG ("EssenHyp"), further to the upgrade of the bank's long-term senior unsecured ratings to A1 from A2.

The review of the ratings for the Mortgage Covered Bonds will focus on both (1) the level of information available on the Cover Pool and the programme in general; and (2) the impact of the upgrade of EssenHyp's senior unsecured rating on 11 May 2007.

Each Hypothekenpfandbrief is a full-recourse obligation of EssenHyp and is secured by a cover pool of mortgages. Pfandbriefe are regulated by the German Pfandbrief Act.

The ratings address the expected loss posed to investors by the legal final maturity. Moody's ratings address only the credit risks associated with the programme. Other non-credit risks have not been addressed, but may have a significant effect on yield to investors.

Madrid
Juan Pablo Soriano
Managing Director
Structured Finance Group
Moody's Investors Service Espana, S.A.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

Frankfurt
Joerg Homey
Asst Vice President - Analyst
Structured Finance Group
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

© Copyright 2007, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

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MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the

heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Moody's Investors Service

Global Credit Research
Credit Opinion
18 MAY 2007

Credit Opinion: Hypothekenbank in Essen AG

Hypothekenbank in Essen AG

Essen, Germany

Ratings

Category	Moody's Rating
Outlook	Stable
Bank Deposits	A1/P-1
Bank Financial Strength	C
Issuer Rating	A1
Public-sector Pfandbriefe	Aaa
Mortgage Pfandbriefe -Dom Curr	*Aa1
Senior Secured MTN -Dom Curr	Aa1
Senior Unsecured -Dom Curr	A1
Subordinate -Dom Curr	A2
Bkd Commercial Paper -Dom Curr	P-1
Other Short Term	P-1
Parent: Commerzbank AG	
Outlook	Stable
Bank Deposits	Aa3/P-1
Bank Financial Strength	C+
Issuer Rating	Aa3
Senior Unsecured	Aa3
Subordinate	A1
Tier III -Dom Curr	A1
Commercial Paper	P-1
Other Short Term -Dom Curr	P-1

* Placed under review for possible upgrade on May 14, 2007

Contacts

Analyst	Phone
Katharina Barten/Frankfurt	49.69.707.30.700
Guido Versondert/London	44.20.7772.5454
Antonio Carballo/London	

Key Indicators

Hypothekenbank in Essen AG

	[1]2006	2005	2004	2003	2002	5-Year Avg.
Total assets (EUR billion)	102.36	92.78	79.46	74.30	70.98	[2]8.03
Total capital (EUR billion)	1.51	1.39	1.42	1.26	1.13	[2]5.91
Return on average assets	0.10	0.12	0.12	0.11	0.11	0.11
Recurring earnings power [3]	0.22	0.25	0.21	0.26	0.25	0.24
Net interest margin	0.28	0.31	0.28	0.31	0.22	0.28
Cost/income ratio (%)	20.05	16.53	22.61	14.96	16.62	18.15
Problem loans % net loans	--	--	--	--	--	--
Tier 1 ratio (%)	6.80	6.50	6.40	6.20	6.00	6.38

[1] As of December 31. [2] Compound annual growth rate. [3] Preprovision income % average assets.

Opinion

SUMMARY RATING RATIONALE

Moody's assigns a bank financial strength rating (BFSR) of C to Hypothekenbank in Essen AG (Essen Hyp), which translates into a Baseline Credit Assessment (BCA) of A3. The rating, which is unchanged from the previous BFSR, reflects Essen Hyp's relatively stable performance in a difficult environment, as well as its increasingly diversified franchise and growing importance within the Commerzbank group. The ratings also take into account Essen Hyp's good track record, consistently outperforming its peers in terms of both profitability and efficiency, but also the increasing level of real estate exposure - both residential and commercial. This exposes the bank to higher credit risk and a less defensible franchise given the overall level of activity generated within the Commerzbank group.

Essen Hyp's long-term Global Local Currency (GLC) Deposit Rating is at the A1/Prime-1 level, based on (i) the bank's own Baseline Credit Assessment of A3; (ii) our assessment that the probability of support from its owner Commerzbank (holding 51%, rated Aa3/P-1/C+) is high, based on the explicit support in the form of a Patronatserklärung (letter of comfort) from Commerzbank; and (iii) the probability of receiving systemic support being moderate.

Under Moody's joint default analysis (JDA) methodology, our support assessment as highlighted above gives Essen Hyp's GLC deposit rating a two-notch uplift from its A3 Baseline Credit Assessment.

Prior to the application of Moody's JDA/BFSR methodologies in April 2007, Essen Hyp's ratings were at A2/C.

Credit Strengths

- Very high efficiency, affording sufficient financial flexibility in the challenging public-sector financing environment

- Improved diversification of revenues, gradually reducing dependence on yield-curve exposure

- Commerzbank's ownership and support

Credit Challenges

- Growing domestic and international commercial real estate activities challenge both the risk management and efficiency of the bank

- The bank's business model and flexible exploitation of market opportunities requires sophisticated management of interest rate exposure

- The absence of a clear group strategy with regard to the business focus of the Commerzbank subsidiaries that engage in real estate lending and public finance may lead to intra-group competition and could hinder full exploitation of the synergy potential

Rating Outlook

All ratings carry a stable outlook, underpinned by Essen Hyp's sound financial profile and the commitment of Commerzbank as expressed in the letter of comfort.

What Could Change the Rating - Up

A sustainable improvement in the bank's financial fundamentals could put positive rating pressure on the BFSR.

An increase in the ratings of the parent bank Commerzbank, along with stronger strategic and operational integration of Essenhyp into the Commerzbank group, could exert upside pressure on the A1 deposit rating.

What Could Change the Rating - Down

The C BFSR could come under pressure principally (i) from the bank's increasing exposure to real estate lending, especially if this results in a significantly higher risk profile; (ii) if the recent adverse trends in profitability and efficiency were to continue; and/or (iii) should the bank expand more heavily than anticipated into trading activities.

Any pressure on the debt and deposit ratings of its majority owner would exert negative pressure on Essen Hyp's debt and deposit ratings.

Recent Results and Developments

For the 12 months to December 2006, Essen Hyp reported pre-tax profits of EUR 122.6 million, a decrease of

13.6% compared to the EUR 141.9 million pre-tax profits generated in 2005. Essen Hyp's results were mainly burdened by (i) an increase in the overall cost base, (ii) higher commission expenses paid to the parent, Commerzbank and (iii) an increase in provisioning levels. The latter included extraordinary revaluation costs in connection with the return of higher-coupon Essen Hyp Pfandbriefe to the trustee, which is non-recurring and represents a transfer of profit into future years. Profitability, although not quite in line with historical results, remains at a satisfactory level.

Tier-1 and total capital ratios were at 6.8% and 10.9%, respectively (6.5% and 11.0% as of December 2005). Total assets stood at EUR 102.4 billion, up by 10.3% from 2005's EUR 92.8 billion.

DETAILED RATING CONSIDERATIONS

Detailed rating considerations for Hypothekenbank in Essen AG's currently assigned ratings are as follows:

Bank Financial Strength Rating

Moody's assigns a C bank financial strength rating (BFSR) to Essen Hyp, which is unchanged from its previous BFSR. As a point of reference, the assigned BFSR is one notch higher than the C- outcome of the unadjusted bank financial strength scorecard. We have however made adjustments to several financial ratios to bring the accounting standards of the German Commercial Code (HGB) into line with IFRS, resulting in a C rating outcome of the scorecard. Moody's believes the C rating is an appropriate measure of the bank's financial strength given its increasingly diversified franchise and sound financial profile.

Key positive elements driving Moody's BFSR scorecard outcome for Essen Hyp are its geographical diversification, sound risk management, very high efficiency, good liquidity management and satisfactory asset quality.

Key elements constraining the BFSR are Essen Hyp's considerable concentration risks (both in terms of borrower and industry concentration), high exposure to market risks, particularly interest rate risk, and the still-unclear strategic position within the Commerzbank group.

Qualitative Factors (50%)

Factor 1: Franchise Value

Trend: Neutral

Essen Hyp's strategy is geared towards secondary market lending to the public sector, and the bank increasingly participates in syndications in public finance as well as real estate business. The mortgage bank generates assets through its own distribution channels, branches and representative offices, but also benefits from strategic co-operation with Commerzbank (mainly in residential real estate business) and external brokers - reflected in a relatively high share of fee and commission expenses.

While this strategy allows the bank to achieve better profitability and efficiency ratios than most of its peers, we view Essen Hyp's overall franchise value as limited. This is due to the intense competition and high price sensitivity, limited room for differentiation and lack of pricing power in the bank's core (secondary market) businesses. Its franchise shows a somewhat stronger profile on the funding side, given Essen Hyp's established investor base.

Essen Hyp is increasingly aiming to compensate for low revenue generation opportunities in the domestic market by targeting foreign public-sector markets which offer higher returns. Following the lifting of restrictions imposed by the old Mortgage Bank Act, Essen Hyp has considerably extended its international capital markets business. International public-sector lending accounted for just over 30% of the bank's total public-sector portfolio at the end of 2006, and the bank intends to further decrease its dependence on the domestic market going forward. The main focus will however stay on exposures in the EU.

Essen Hyp has increased its real estate activities in recent years. Real estate exposures consist of residential and commercial real estate in Germany and commercial real estate in the UK, the US, France, Poland, Spain, Canada and the Netherlands.

Concerning earnings stability, Essen Hyp receives an E score on an unadjusted basis, given that its activities in retail business (residential mortgages) still account for a very small part of the bank's total business. Essen Hyp's proven track record of very stable and growing operating income and net profits through most of the last decade allows for an adjustment of the earnings stability score to C.

Overall, the franchise value factor warrants a C score (instead of D+) on an adjusted basis.

Factor 2: Risk Positioning

Trend: Neutral

Essen Hyp has clear and transparent risk management structures in place, as well as satisfactory systems for the management and monitoring of credit, market and operational risk. The clearly defined risk-strategy is being reviewed on a regular basis. The bank also benefits from shared best practices within the Commerzbank group.

Essen Hyp's financial reporting and transparency are not yet comparable with international reporting standards. However, the bank provides quarterly reports in a timely manner and annual reports that contain some information on the overall risk profile and portfolio composition.

Essen Hyp is mainly concentrated on - and thus exposed to - the public sector, with considerable single borrower concentrations. As suitable for institutions where the top concentrations are generally represented by highly creditworthy borrowers, we have calculated the top 20 exposures which are rated below Moody's-equivalent A3 for senior unsecured debt. The resulting volume - when assessed against the respective lower scale - however remains large in proportion to both tier-1 capital and pre-provision income, resulting in a D score. Industry concentration is naturally high given that Essen Hyp is concentrating on two sectors only.

Essen Hyp has considerable structural market risk as it carries out controlled gapping to generate profits from its public-sector business. This is partly mitigated by strong risk management systems and policies. Essen Hyp's notable interest positions are managed within Commerzbank's market risk limits and its internal stop-loss limits.

We note that interest rate risk exposures appeared to be well managed throughout the cycle and have not caused undue volatility to earnings in the past. In 2006, the bank reported that the utilisation of VAR limits as well as limits for worst-case scenarios was below 70% and 60%, respectively, and that the bank had hedged various positions to reduce currency and volatility risks. While we acknowledge the bank's capable risk management function, we note that the amount of market risk from interest rate exposure reflects an inherently higher risk of volatility.

In August 2006, the bank was given `active trader' status by obtaining the respective registration with the Federal Financial Supervisory Authority (BaFin). To date, proprietary trading has been carried out without increasing existing market risk limits and we expect the fairly restricted use of limits for trading activities to continue.

The factors above combined result in a D score for risk positioning.

Factor 3: Regulatory Environment

All German banks are subject to the same score on the regulatory environment. This factor does not address bank-specific issues; instead, it evaluates whether regulatory bodies are independent and credible demonstrate enforcement powers and adhere to global standards of best practices for risk control. Refer to Moody's Banking System Outlook for Germany, published in May 2006, to obtain a detailed discussion on the regulatory environment.

Factor 4: Operating Environment

Trend: Neutral

This factor is also common to all German banks. Moody's assigns a B score for the overall operating environment. Refer to Moody's Banking System Outlook for Germany, published May 2006, to obtain a detailed discussion on the operating environment.

Quantitative Factors (50%)

Factor 5: Profitability

Trend: Neutral

Despite its narrow business profile and therefore limited diversification, and the notable market risks mentioned above, Essen Hyp's profitability has been very satisfactory and relatively stable with only moderate swings in operating income over the years. In our view, this relative stability is a reflection of the fact that the bank runs an efficient, well-organised and focused business model, which includes taking manageable credit risks and successfully controlling its market risks from interest rate exposure.

Essen Hyp's profitability indicators compare well with those of banks globally and result in a C score.

Factor 6: Liquidity

Trend: Neutral

Essen Hyp is largely reliant on wholesale funding and it ranks among the biggest German Pfandbrief issuers with a particularly strong position in the Jumbo Pfandbrief market. Total issuance of EUR 39 billion in 2006 was roughly split between public-sector Pfandbriefe (57%), mortgage Pfandbriefe (4%) and unsecured funding (39%). Unsecured funding was mainly raised for liquidity purposes through the bank's Commercial Paper program. Essen Hyp is committed to further geographic diversification of its investor base. The reliance on domestic investors was further reduced accordingly (roughly 36% of new Pfandbrief issuances) in 2006, while almost half of the volume was placed with European investors outside Germany. The bank also benefits from various funding opportunities with its majority shareholder, Commerzbank AG.

Moody's notes positively that the bank's liquidity position benefits from significant holdings in high quality and highly liquid unencumbered securities. The considerable amount of liquid assets outside the cover pools offers possibilities for funding via repo-transactions and secured borrowing.

To take account of the favourable funding structure, we adjust the liquidity ratio by reducing market funds by the amount of outstanding Pfandbriefe in order to determine the true exposure to unsecured and rating-sensitive capital-market funding. This results in an A score (instead of E) for the relevant ratio and an uplift for the overall liquidity factor from C to B+.

Factor 7: Capital Adequacy

Trend: Neutral

At the end of December 2006, Essen Hyp had a core capital ratio of 6.8%, while the total capital ratio stood at 10.9%. With an equity-to-assets ratio of 0.83% at the end of 2006, capitalisation is low, especially given the bank's sizeable exposure to market risk. However, we note the recent positive development of the tier-1 ratio and that Essen Hyp's core capital is of high quality as it does not include any hybrids.

An increasing focus on foreign exposures and real estate lending combined with a continuing high payout ratio could exert pressure on regulatory capitalisation levels. Nevertheless, we take comfort from Essen Hyp's proven internal capital generation capability and our understanding that the bank's management targets somewhat higher core capital levels.

Based on average ratios for the three years to 2006, the bank scores C for capital adequacy.

Factor 8: Efficiency

Trend: Neutral

Essen Hyp's historically good efficiency has allowed it to take on low-margin business without jeopardising its favourable risk-weighted returns. The bank's strict cost control has helped to keep the impact of rising costs from IT investments, regulatory requirements and business expansion at a very low level. The good efficiency ratios have also benefited from Essen Hyp's favourable cooperation agreements, especially for acquiring business in the mass-market of residential mortgages. However, strongly increased commission payments to Commerzbank in 2006 for small residential loan brokerage indicates that this advantage has waned, with the implication of slightly higher costs for this business going forward.

2006, however, saw some deviation from the historically well-contained cost base, with operating expenses increasing by 22% to EUR 38.1 million. This development was influenced by increased personnel expenses given a 10% increase in staff, as well as an increase in costs for processing residential real estate loans. The cost-to-income ratio however stayed below 20% and still compares very favourably with that of most of Essen Hyp's peers.

The efficiency ratio is solidly positioned in the A score range.

Factor 9: Asset Quality

Trend: Improving

Essen Hyp's assets are dominated by high quality public-sector assets and receivables from financial institutions. While the residential and commercial real estate business has somewhat increased recently, credit risk exposures are still moderate and appear to be well managed.

Essen Hyp has had to increase provisioning levels in recent years, mainly as a consequence of Germany's difficult operating environment in the commercial real estate sector.

Essen Hyp follows strict underwriting criteria to meet the bank's own and Commerzbank's risk-adjusted return standards. The bank reports that growth in the international real estate financing segment was held back in 2006 because credit applications often did not meet the bank's strict underwriting standards. Essen Hyp's opportunistic marketing approach supports its aim of achieving higher margins without any undue change in its risk profile.

We note positively that credit decisions are centralised at the bank's headquarters and follow unified principles. By the same token, business generated by Commerzbank follows strict lending policies, resulting in a well-controlled and structured credit portfolio.

These factors and the current levels of problem loans and problem loan coverage result in a satisfactory C score for asset quality.

Global Local Currency Deposit Rating (Joint Default Analysis)

Moody's assigns a global local currency (GLC) deposit rating of A1 to Hypothekenbank in Essen. The rating is supported by Essen Hyp's Baseline Credit Assessment of A3, a high probability of support from its parent bank Commerzbank (rated Aa3/P-1/C+) and by Moody's assessment of a moderate probability of systemic support from the central government of Germany.

Germany is considered a medium support country. Whereas the German banking market is highly fragmented, Moody's acknowledges the favourable track record for systemic support to financial institutions in times of financial distress.

Notching Considerations

Moody's assigns an A2 local currency debt rating for senior and junior subordinated debt (including upper tier 2 instruments such as profit participation rights, or Genussscheine) issued by Hypothekenbank in Essen. This represents a one-notch differential from the fully supported deposit rating (A1). Notching is in line with Moody's refined notching guidelines published in April 2007.

Foreign Currency Deposit Rating

Hypothekenbank in Essen AG's Foreign Currency Deposit Rating is A1/P-1 with a stable outlook.

Foreign Currency Debt Rating

Hypothekenbank in Essen AG's Foreign Currency Debt Rating is A1/P-1 with a stable outlook.

ABOUT MOODY'S BANK RATINGS

Bank Financial Strength Rating

Moody's Bank Financial Strength Ratings (BFSRs) represent Moody's opinion of a bank's intrinsic safety and soundness and, as such, exclude certain external credit risks and credit support elements that are addressed by Moody's Bank Deposit Ratings. BFSRs do not take into account the probability that the bank will receive such external support, nor do they address risks arising from sovereign actions that may interfere with a bank's ability to honor its domestic or foreign currency obligations. Factors considered in the assignment of BFSRs include bank-specific elements such as financial fundamentals, franchise value, and business and asset diversification. Although BFSRs exclude the external factors specified above, they do take into account other risk factors in the bank's operating environment, including the strength and prospective performance of the economy, as well as the structure and relative fragility of the financial system, and the quality of banking regulation and supervision.

Global Local Currency Deposit Rating

A deposit rating, as an opinion of relative credit risk, incorporates the BFSR as well as Moody's opinion of any external support. Specifically, Moody's Bank Deposit Ratings are opinions of a bank's ability to repay punctually its deposit obligations. As such, they are intended to incorporate those aspects of credit risk relevant to the prospective payment performance of rated banks with respect to deposit obligations, which includes: intrinsic financial strength, sovereign transfer risk (in the case of foreign currency deposit ratings), and both implicit and explicit external support elements. Moody's Bank Deposit Ratings do not take into account the benefit of deposit insurance schemes which make payments to depositors, but they do recognize the potential support from schemes that may provide assistance to banks directly.

According to Moody's joint default analysis (JDA) methodology, the global local currency deposit rating of a bank is determined by the incorporation of external elements of support into the bank's Baseline Credit Assessment. In calculating the Global Local Currency Deposit rating for a bank, the JDA methodology also factors in the rating of the support provider, in the form of the local currency deposit ceiling for a country, Moody's assessment of the probability of systemic support for the bank in the event of a stress situation and the degree of dependence between the issuer rating and the Local Currency Deposit Ceiling.

National scale rating

National scale ratings are intended primarily for use by domestic investors and are not comparable to Moody's globally applicable ratings; rather they address relative credit risk within a given country. A Aaa rating on Moody's National Scale indicates an issuer or issue with the strongest creditworthiness and the lowest likelihood of credit loss relative to other domestic issuers. National Scale Ratings, therefore, rank domestic issuers relative to each other and not relative to absolute default risks. National ratings isolate systemic risks; they do not address loss expectation associated with systemic events that could affect all issuers, even those that receive the highest ratings on the National Scale.

Foreign Currency Deposit Rating

Moody's ratings on foreign currency bank obligations derive from the bank's local currency rating for the same class of obligation. The implementation of JDA for banks can lead to high local currency ratings for certain banks, which could also produce high foreign currency ratings. Nevertheless, it should be noted that foreign currency deposit ratings are in all cases constrained by the country ceiling for foreign currency bank deposits. This may result in the assignment of a different, and typically lower, rating for the foreign currency deposits relative to the bank's rating for local currency obligations.

Foreign Currency Debt Rating

Foreign currency debt ratings are derived from the bank's local currency debt rating. In a similar way to foreign currency deposit ratings, foreign currency debt ratings may also be constrained by the country ceiling for foreign currency bonds and notes; however, in some cases the ratings on foreign currency debt obligations may be allowed to pierce the foreign currency ceiling. A particular mix of rating factors are taken into consideration in order to assess whether a foreign currency bond rating pierces the country ceiling. They include the issuer's global local currency rating, the foreign currency government bond rating, the country ceiling for bonds and the debt's eligibility to pierce that ceiling.

About Moody's Bank Financial Strength Scorecard

Moody's bank financial strength model (see scorecard below) is a strategic input in the assessment of the financial strength of a bank, used as a key tool by Moody's analysts to ensure consistency of approach across banks and regions. The model output and the individual scores are discussed in rating committees and may be adjusted up or down to reflect conditions specific to each rated entity.

Rating Factors

Hypothekenbank in Essen AG

Rating Factors [1]	**A**	**B**	**C**	**D**	**E**	**Total Score**	**Trend**
Qualitative Factors (50%)						**C-**	
Factor 1: Franchise Value (20%)						**D+**	**Neutral**
Market Share and Sustainability				x			
Geographical Diversification		x					
Earnings Stability					x		
Earnings Diversification [2]							
Factor 2: Risk Positioning (20%)						**D**	**Neutral**
Corporate Governance [2]							
- Ownership and Organizational Complexity							
- Key Man Risk							
- Insider and Related-Party Risks							
Controls and Risk Management		x					
- Risk Management		x					
- Controls	x						
Financial Reporting Transparency				x			
- Global Comparability				x			
- Frequency and Timeliness	x						
- Quality of Financial Information				x			
Credit Risk Concentration					x		

- Borrower Concentration				x			
- Industry Concentration					x		
Liquidity Management		x					
Market Risk Appetite				x			
Factor 3: Regulatory Environment (5%)						–	–
Factor 4: Operating Environment (5%)						B	Neutral
Economic Stability			x				
Integrity and Corruption		x					
Legal System	x						
Financial Factors (50%)						C	
Factor 5: Profitability (7.9%)						C	Neutral
PPP % Avg RWA			2.10%				
Net Income % Avg RWA			1.12%				
Factor 6: Liquidity (7.9%)						C	Neutral
(Mkt funds-Liquid Assets) % Total Assets					31.84%		
Liquidity Management		x					
Factor 7: Capital Adequacy (7.9%)						C	Neutral
Tier 1 ratio (%)			6.57%				
Tangible Common Equity % RWA			5.00%				
Factor 8: Efficiency (3.5%)						A	Neutral
Cost/income ratio	17.03%						
Factor 9: Asset Quality (7.9%)						C	Improving
Problem Loans % Gross Loans		1.22%					
Problem Loans % (Equity + LLR)				43.96%			
Lowest Combined Score (15%)						C	
Economic Insolvency Override						Neutral	
Total Scorecard Implied BFSR						C-	
Assigned BFSR						C	

[1] - Where dashes are shown for a particular factor (or sub-factor), the score is based on non public information
[2] - A blank score under Earnings diversification or Corporate Governance indicates the risk is neutral

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Germany
Credit Analysis

Hypothekenbank in Essen AG

Ratings

Hypothekenbank in Essen

Foreign Currency	
Long-Term IDR	A
Short-Term	F1
Outlook	Stable
Individual	B/C
Support	1
Public Sector Pfandbriefe	
Long-Term	AAA
Mortgage Sector Pfandbriefe	
Long-Term	AAA
Sovereign Risk	
Foreign Long-Term IDR*	AAA
Local Long-Term IDR*	AAA
Outlook	Stable

* IDR – Issuer Default Rating

Financial Data

Hypothekenbank in Essen AG

	31 Dec 05	31 Dec 04
Total Assets (USDm)	108,917.5	106,391.9
Total Assets (EURm)	92,326.1	78,112.9
Equity (EURm)	801.7	744.9
Op. Profit (EURm)	140.1	128.8
Net Income (EURm)	103.0	91.0
Op. Profit/Assets (%)	0.16	0.17
ROE (%)	13.32	13.01
KWG Tier 1 Ratio (%)	6.50	6.40

Analysts

Michael Steinbarth, London
+44 20 7862 4068
michael.steinbarth@fitchratings.com

Thomas v. Lüpke, Frankfurt
+49 69 7680 76150
thomas.vonluepke@fitchratings.com

Rating Rationale

- The ratings of Hypothekenbank in Essen AG ("Essen Hyp") reflect its consistent profitability, sound risk management, distinguished cost efficiency and dynamic business approach. They also take into account the bank's dependence on wholesale funding, low, but gradually increasing credit risk and small equity base given the exposure to capital markets.
- The bank has a solid track record for reporting fairly stable results, although a flattening of the yield curve may make this more challenging. Essen Hyp generates its revenues almost exclusively from interest income. It remains focused on low-risk, large volume public-sector finance, but is increasing its mortgage lending to strengthen profitability and diversify revenues. This strategy may be subject to change with a re-alignment of the group strategy at the bank's parent. With a very low-cost structure, Essen Hyp has one of the lowest cost/income ratios domestically. Its strategy centres on achieving an appropriate mix between risks and rewards.
- Similar to major players in public-sector finance, Essen Hyp faces considerable structural market risk, stemming from controlled gapping. This is necessary to generate profits from the low-risk, low-margin public-sector business. Nevertheless, the bank has demonstrated its ability to manage its substantial exposure to interest-rate risk. To some extent, this risk has been reduced with a moderately growing mortgage loan book. Asset quality has remained strong to date.
- The bank is one of the largest Pfandbrief issuers, with a large and liquid securities portfolio supporting liquidity.
- At end-September 2006 ("9M06"), the reported Tier 1 ratio was 6.8%. The bank benefited from a high share of public-sector assets as manifested by a very low equity/asset ratio. In line with national banking law, the Tier 1 ratio excludes market risk in the banking book. Fitch Ratings considers Essen Hyp's capital base as low given its significant position in the capital markets. Internal capital generation has been sufficient to support growth while there are no hybrid capital instruments in issue.

Support

- Commerzbank AG ("CB", rated 'A') owns 51% in the mortgage bank Essen Hyp, while the Schuppli group holds the remaining shares. Fitch considers the likelihood of support from CB to be extremely high, if ever required, as Essen Hyp benefits from a declaration of backing from CB.

Rating Outlook and Key Rating Drivers

- The Outlook on the IDR is Stable, reflecting a steady performance and Fitch's view that Essen Hyp will prudently manage the gradual increase in mortgage lending.
- In the medium term, the upside potential for the bank's IDR is constrained by the capital base and the reliance on wholesale funding.
- Downside risk on Essen Hyp's ratings would arise from a deterioration in asset quality, capitalisation or from an even more pronounced appetite for market risk.

Profile

- Untypical for German Pfandbrief banks, the bank has concentrated on public-sector lending from its inception, resulting in a very lean and cost-efficient structure. With reducing opportunity for deriving profit from this business, it has started to expand its domestic and international mortgage business as well as its international public-sector financing.

19 December 2006

■ Profile

- **One of Germany's largest mortgage banks, with particular strength in public-sector financing**
- **With changes to the legal framework, international capital markets business is growing**
- **Selective growth in mortgage lending**

Essen Hyp, established in 1986 by Dr. Wolfgang Schuppli, concentrated on public-sector lending from the outset. In 1994, CB acquired a majority stake in Essen Hyp and currently holds 51%, while the Schuppli group holds the remaining 49%.

Essen Hyp's strategy hinges on it retaining a dynamic business approach. Together with lean corporate structures, resulting in an extremely low cost-base, the bank can enter and exit markets on an opportunistic basis. In Germany, the bank operates from its head office in Essen and four lightly staffed lending offices. Internationally, Essen Hyp is present in Paris, Brussels, London and New York.

Within the CB group, Essen Hyp has been run somewhat more autonomously due to its ownership structure. Nonetheless, the bank is following group procedures and has been integrated into the group's reporting and risk management. To date, CB and Essen Hyp have cooperated closely in capital markets business and in financing residential real estate, with CB referring business to Essen Hyp. With CB's purchase of Eurohypo AG ("EHY") in Q405, CB acquired a further specialist bank concentrating on commercial property and public sector financing. While Essen Hyp's and EHY's strategies centre on different business models, CB is making efforts to coordinate group-wide activities and to realise synergies. One example for greater coordination is group treasury, requiring Essen Hyp and EHY to harmonise their plans for issuance in the capital markets (EHY also being a major issuer of Pfandbriefe). Essen Hyp's management is committed to its strategy of selective expansion in residential property lending and considers that further portfolio acquisitions are possible. CB is in the process of integrating EHY's residential property lending into its private and business customer segment.

In public-sector financing, accounting for more than two-thirds of total assets at FYE05, the bank typically invests in assets in the secondary market. Following strong growth in public-sector finance during the late 1990s, a less-favourable interest rate and refinancing environment has led the bank to concentrate on the profitability of public-sector assets, replacing lower-yielding assets with securities offering a better credit spread and thus, diversifying the portfolio geographically while maintaining an adequate risk profile. With key changes being introduced with the new legislation on Pfandbriefe in July 2005, Essen Hyp has expanded its international book substantially. This has been possible as the portion of public-sector assets from member states of the EU is no longer limited to 10% of assets in the cover pool. Similarly, the cap on the volume of Pfandbriefe outstanding, at 60x regulatory capital, has been removed. As spreads on public-sector loans are typically very low, Essen Hyp relies on its treasury activities and takes market risk from on- and off-balance-sheet maturity mismatches to generate net interest revenue on these assets. Controlled gapping can prove risky. However, to date, management at Essen Hyp appears to have managed interest rate exposure well.

Compared to other major German real-estate lenders, Essen Hyp's property lending portfolio is smaller (around 8% of end-2005 assets). The bank offers both residential and commercial mortgage loans, and generates new business through various channels, including a cooperation agreement with CB, through which CB branches pass on residential mortgage loans to Essen Hyp. Residential mortgage loans remain almost exclusively secured on domestic properties. The bank has entered outsourcing agreements for the administration of these loans so that it can maintain a variable cost base. Lending outside Germany almost exclusively relates to commercial property lending in which the bank mostly participates in loan syndications. Essen Hyp concentrates on a limited number of key markets, mainly in Europe, but also in the US and Canada. The international representative offices assist the bank in staying close to the local property markets. The light cost structure of these offices allows the bank to adopt a flexible approach in each market, depending on its view of business opportunities.

Presentation of Accounts: Essen Hyp reports under German accounting standards; internally, the bank prepares IFRS accounts for CB group purposes.

■ Performance

- **Track record of steady performance**
- **Higher risk provisions in 2005 due to change in disclosure**
- **Impressive cost/income ratio**

Essen Hyp has consistently shown steady profitability for its type of business, with ROEs having hovered around 13% in FY01-FY05. This may have been facilitated to some extent by reporting under local GAAP. The steady performance continued in 9M06 (see Table 1) when the bank reported flat operating profits. Revenue streams are not diversified as they almost exclusively

Table 1: Performance Ratios

(%)	Essen Hyp (A) 2005	2004	DHB (BBB+) 2005	2004	DPB (AA-) 2005	2004	Dexia (AA+) 2005	2004
Net Interest Rev/Total Assets (Av.)	0.31	0.28	0.25	0.25	0.21	0.18	0.81	n.a.
Cost/Income Ratio	16.44	22.69	24.40	24.62	23.34	39.09	48.62	n.a.
Operating Profit/Equity (Av.)	18.12	18.39	12.25	8.81	17.09	35.67	22.41	n.a.
ROA	0.12	0.12	0.10	0.09	0.12	0.22	n.a.	n.a.
ROE	13.32	13.01	8.17	6.01	15.44	23.46	n.a.	n.a.
Equity/Assets	0.87	0.95	1.27	1.30	0.67	0.89	3.22	n.a.
Equity (EURm)	801.70	744.90	235.90	199.90	524.00	660.00	16557.00	n.a.

IDR shown in brackets; Düsseldorfer Hypothekenbank ("DHB"); DePfa Deutsche Pfandbriefbank ("DPB", rating equalised with parent); Dexia reports under IFRS. Dexia's equity/asset ratio is based on the bank's core capital
Source: Annual reports of the above-mentioned banks

stem from net interest income. As spreads on domestic public-sector lending are very close to zero, the bank uses controlled gapping to generate positive margins, but is therefore exposed to unforeseen changes in the structure of the yield curve. Essen Hyp's lean cost structure enables it to take on loans more profitably than banks with less favourable cost structures would be able to.

The increase in the bank's net interest revenue in 9M06 and FY05 was largely driven by volume growth as spreads came under some pressure as well as income from prepayment penalty clauses. The net interest margin improved slightly to 0.31% in FY05, but still reflects the high proportion of public-sector assets on Essen Hyp's book and the bank's role as a price taker when acquiring securities in the secondary market. Mortgage lending is gradually establishing itself as a more stable revenue source than the potentially more volatile contribution from controlled gapping. As the bank makes payments for the acquisition of new business, commission expenses exceed the relatively low levels of commission income. The considerable increase in 9M06 has been caused by higher commission payments (fully recognised in the year of acquisition) to the parent. The growing mortgage portfolio whose administration has been outsourced to a third party was also the main reason why administrative expenditures increased by around 24% to EUR16.7m in 9M06 (included in Other in Table 2). Since August 2006, Essen Hyp has been registered as institute with trading licence. However, results from trading were not material in Q306 (a loss of EUR0.3m).

Table 2: 9M06 Operating Performance

(EURbn)	9M06	9M05	% yoy
Net Interest Income	214.4	200.2	7.1
Net Commission Income	-18.9	-4.5	320.0
Staff Costs	-12.1	-11.2	8.0
Other*	-14.9	-10.6	40.6
Risk Provisions	-43.2	-49.4	-12.6
Operating Profit	125.3	124.5	0.6

Source: Interim Report. * Net result of various items in the profit-and-loss account

Management has kept costs under control with Essen Hyp reporting the lowest cost/income ratio of all German mortgage and large commercial banks. Cost control remains a priority, as lean cost structures are fundamental to the success of its strategy.

In FY05, the bank's cost/income ratio returned to below 20% after a temporary increase in FY04 due to the write-down of property collateral acquired in auctions. The bank's cost structure benefits from "big ticket" public-sector lending, which requires only a limited number of staff (9M06:167; FYE05:159; 9ME05:151). Similarly, the strategy chosen for building up its mortgage business is based on lean cost structures without having the fixed costs for branches or large administrative structures, as residential mortgage administration is outsourced.

Essen Hyp does not publish a full breakdown of its risk provision charges. Risk provisions accounted for a high 35% of pre-provision operating profit in FY05, falling to 26% in 9M06. The noticeable increase in FY05 by EUR38.5m to EUR73.8m was due to several factors. First, Essen Hyp changed disclosure: while the bank included realised gains/losses on promissory notes in the net interest result in the past, Essen Hyp has reported these items in risk provisions since FY05 (FY04 was restated where the bank benefited from a gain of EUR29m). Second, the bank changed the method for providing loan loss provisions ("LLP") to adopt revised group standards (based on the concept of "most realistic value" where ratings are driving the level of LLPs). This change primarily affected the legacy portfolio. However, loan loss provisions for mortgage lending fell significantly in FY05 compared with FY04 (-40% to EUR32.3m) as did the level of direct write-offs. In FY04, the bank continued to raise provisioning levels on German property loans approved before 1998 (about 80% of loan loss provisions in FY04). While the bank made some substantial releases from its taxed hidden reserve

(340f reserve) in FY04, it made a small transfer in FY05. Also included in risk provisions is the negative result from buying back some of the bank's high-yielding Pfandbriefe which Essen Hyp repurchased as the current refinancing costs were more advantageous.

Prospects: Although Fitch acknowledges the bank's attempts to increase the proportion of mortgage lending on its loan book in order to stabilise revenues, it will take time for these efforts to filter through. If the parent group's strategy allows, an increasing proportion of interest revenue should in the medium term be derived from lending activities, where spreads do not depend on the shape of the yield curve – as is the case in the bank's public-sector finance business. This should reduce the proportion of net interest revenue derived from maturity mismatches and thereby further reduce its exposure to market risk.

Essen Hyp has a favourable cost base, which together with transfers to and from its undisclosed reserves should enable the bank to continue reporting stable operating profits. Nevertheless, the bank needs to monitor costs from services outsourced to third parties and payments for the introduction of business. At the same time, the bank will have to continue to focus on adequate asset quality, particularly in relation to loan portfolios acquired in the secondary market and lending originated by intermediaries.

■ Risk Management

- **Strong risk-management culture**
- **Substantial market risk, but risk profile may change, with a gradual increase in mortgage lending**
- **Some concentration in the loan portfolio**

Essen Hyp's culture for risk management appears strong, thanks to the sound systems for the monitoring, management and control of risk. Essen Hyp's risk profile is gradually changing as the planned loan growth in mortgage lending should lead to credit risk, which may slowly replace some of the market risk, mainly arising from on- and off-balance-sheet maturity mismatches. However, as the bank's core business public-sector finance still dominates the balance sheet, market risk will continue to constitute the main type of risk. The new Pfandbrief legislation permits mortgage banks to register as active traders. Essen Hyp secured the permission from the German banking regulator ("BaFin") in August 2006. However, allocated limits are low and risk positions in the trading book have not required an increase of the existing limit systems for market risk. Essen Hyp is integrated into CB's risk management, including group project such the implementation of Basel II. The bank intends to use the advanced internal ratings-based approach ("IRA") approach. Essen Hyp is also part of CB group's assets and liabilities committee.

Essen Hyp's **Market Risk** exposure is mainly driven by the structural interest-rate risk inherent in the bank's on- and off-balance-sheet business. Although the exposure to market risk arising from controlled gapping is significantly higher than at other German mortgage banks, market risk is subject to strict limits and appears well controlled. Under the new legislation for mortgage banks, the previous "traffic lights" monitoring system is no longer required by the German regulator as means of monitoring and controlling the level of exposure to interest-rate risk. However, Essen Hyp has continued to measure the effects of a 1bp and a 100bp shift in the yield curve on the net present value ("NPV") of its total portfolio for internal risk management purposes. The bank has demonstrated the suitability of its controls to limit the effect of adverse interest-rate movements, based on the consistent income from controlled gapping through different interest-rate cycles.

The bank's management has set various limits for exposure to interest-rate risk (ie for value-at-risk ("VaR") and stress test) to ensure that the market value of the bank's balance sheet remains above predefined limits. The limit system at Essen Hyp is consistent with that of CB. Limit utilisation is reported daily to the bank's management board, and daily risk reports are prepared for CB. The bank's VaR is based on a 97.5% confidence level, with a one-day holding period and an observation period of 255 days.

The bank conducts daily back-testing to compare the calculated VaR with the actual change in the NPV with the number of outliers in FY05 and in the year to date still being acceptable under Basel I. Grossed up for a 10-day holding period and 99% confidence interval, Essen Hyp had a VaR limit, equivalent to about 8% of regulatory capital at FYE05.

In FY05, the average utilisation for the total VaR was 70.8% of the limit, with the highest VaR being 89.9% in the year. In 9M06, the average utilisation amounted to 75.4% while the highest was 95.4%. In addition to generic market risk stemming from interest rate changes, the bank has started to include the market risk from changes in credit spreads for assets held outside the cover pool. Although this type of risk is substantial, the overall total for the limit system was lowered in FY05 and remained unchanged in 9M06.

Credit Risk: Essen Hyp's exposure to credit risk is derived from its gradually growing mortgage

portfolio, as the bank's public-sector assets carry minimal credit risk. Until 1997, the bank lacked risk-management and decision-making expertise on real-estate loans. What was then a marginal business caused sizeable provisioning needs until FY04. However, since Essen Hyp's decision to expand this business, credit quality has considerably improved.

The mortgage loan portfolio grew moderately to EUR7.9bn at 9M06 (FYE05: EUR7.1bn). Growth was facilitated by the acquisition of a portfolio of around EUR440m of residential mortgages from the German mortgage bank AHBR in Q306, illustrating Essen Hyp's strategy of selective growth in this business segment (95% of the residential mortgages acquired as part of the purchase are first-ranking).

Table 3: Real Estate Finance

(EURbn)	9M06	% of Total
Residential	5.7	72.2
- East Germany	0.6	7.6
- West Germany	5.1	64.6
- Foreign	0.0	0.0
Commercial	2.2	27.8
- East Germany	0.2	2.5
- West Germany	1.3	16.5
- Foreign	0.7	8.9
Total	**7.9**	**100.0**

Source: Interim report

At 9M06, the mortgage loan portfolio can be broken down into residential (EUR5.7bn or about 72% of the mortgage loan book) and commercial lending (28%). Residential mortgages remain concentrated in the former West Germany (88%), with low exposure to housing associations in east Germany. International residential mortgage lending is immaterial at less than 0.1% of total assets at 9M06. About 86% of the residential portfolio related to single homes and owner-occupied flats. Essen Hyp has been cautious in extending mortgage loans above a loan-to-value ratio ("LTV") of 60% as these tranches cannot be used as collateral for the issuance of Pfandbriefe – only 12.7% of total mortgage loans were above this limit at 9M06.

Preparations for the international expansion began in 2000, and the bank now has internationally experienced staff at its head office. The bank has been cautious in entering these international markets, where – as in Germany – it concentrates on the risk-return relationship of business rather than volumes. At 9M06, Essen Hyp's portfolio of loans for foreign commercial property amounted to EUR2.2bn (down by 7% compared to FYE05) with loans being mainly extended to finance office buildings, retail outlets and investments into residential properties. At present, the main markets targeted for new lending are the UK, US, France and Spain. There was no new lending in the Netherlands and Canada in FY05. Essen Hyp generally restricts its lending to properties in prime locations with existing leases to financially sound tenants. Lending to property developers is not material. With EUR124m, the largest commercial loan accounted for 1.6% of the mortgage book at FYE05, while the 20 largest mortgage loans were about 1.4 the bank's equity at FYE05 (down from last year's comparative).

The bank has developed a scoring model for small residential mortgages so that it can deal more effectively with these loans, which are mainly introduced through CB and to a much lesser extent though other intermediaries. Acquiring loans through intermediaries is cost-efficient but may also harbour risk. Since 1999, Essen Hyp has been integrated into the direct loan-approval process of CB: the parent carries out all loan-approval procedures (including credit assessment) based on parameters set by Essen Hyp. For commercial property lending, the bank has set up a list of sectors to which it lends only after a special evaluation of the project.

Essen Hyp's public-sector exposure (including public-sector banks and bonds) amounted to about 83% of total assets at 9M06, or EUR77bn, which can be broken down by region: Germany – 66%, Europe – 30% and others (including special investment funds) – 4%. Compared with FYE05, the bank moderately expanded its lending to international public-sector entities as the domestic exposure slightly contracted while the banking exposure did not change.

In Germany the largest exposure was to federal states (53%) and public-sector and savings banks (30%). The remaining domestic exposure to the public-sector is split across municipalities and the federal government. Around 83% of the bank's foreign public-sector lending was extended to EU member states; the rest related to North America (including Canada). The bank also held EUR1.45bn of fixed-income investment funds at FYE05 (also included in line B4) with the lowest single investment rating 'A-'.

Table 4: Public Sector Exposure

	Risk-Weightings at FYE05 (%)			
	0	10	20	Total
Germany	58.9	3.9	16.0	78.8
Foreign	18.6	0	2.6	21.2
Total	**77.5**	**3.9**	**18.6**	**100.0**

Source: Annual Report. Based on total public sector lending exposure of EUR86bn at FYE05

Essen Hyp uses derivatives as hedging instruments, and counterparty credit risk from derivatives

contracts has substantially increased in recent years. However, Essen Hyp's largest credit exposures in derivatives are generally to banks with a long-term rating in the 'A' to 'AA' categories, and Essen Hyp uses netting agreements for almost all of its derivative contracts to mitigate potential credit risk. At FYE05 counterparty risk in that area amounted to about EUR870m or 108% of equity at FYE05 (FYE04: 984m).

Loan Loss Experience and Reserves: At 9M06 provisioning needs on mortgage approvals after 1997 is still on a low level with 8% of the total provisioning needs. Even with the former ratio increasing as the loan book seasons, Fitch considers its asset quality to be much better than in previous years. Problem mortgage loans (ie non-performing and sub-performing loans) accounted for a relatively high 4.5% of total mortgage lending at FYE05, but continued to slightly fall in absolute terms at 9M06. At FYE05, coverage of the bank's problem loans (before collateral) was not rich at 37% (or 43% including general risk provisions) but up on FYE04. The 10 largest problem loans accounted for around 18% of end-2005 equity, which the agency considers as a moderate level in light of the more conservative coverage ratio. In Fitch's opinion, the overall coverage level is slightly below those seen at other German mortgage banks. To date, Essen Hyp has made no provisions on any public-sector or international mortgage loans, which indicates a relatively conservative approach to lending.

Operational Risk: The bank intends to use the advanced measurement approach under Basel II. Essen Hyp established systems to manage operational risk in compliance with the Basel II proposals in 2001 and has been part of CB's group-wide operational risk project. Since 2003, the bank has been connected to an internet-based IT tool within CB group to collect data on losses resulting from operational risk. Such losses are regularly reported to senior management and have remained at minimal levels since 2002. Essen Hyp also regularly undertakes a bank-wide self assessment of operational risks and regularly reviews the reliability of its IT systems.

Although Fitch's overall assessment of the bank's systems for risk management is sound, the agency perceives a level of operational risk stemming from the bank's reliance on a small number of key staff.

■ Funding and Capital

- **Significant Jumbo Pfandbrief issuer**
- **Internal capital generation is sufficient to support current growth**

Funding and Liquidity: Essen Hyp's lending activities are mainly funded by public-sector and mortgage Pfandbriefe, which accounted for about 81% of liabilities at 9M06, with public-sector Pfandbriefe comprising the bulk of total issues. Essen Hyp remains one of the main issuers in the Jumbo Pfandbrief market and has the status of a permanent issuer for its public-sector Pfandbriefe in the US, enabling the bank to sell its issues to qualified institutional buyers without a prospectus. To diversify funding sources further (and for liquidity management purposes), the bank has a EUR5bn multi-currency commercial paper programme in place and a EUR30bn medium-term note programme. The bank also has significant liquidity lines with banks, including CB. As a result of these arrangements, and because of the liquid nature of a large proportion of the bank's assets (ie unencumbered and thus available in the repo market), Essen Hyp's liquidity remains strong.

Capital: At 9M06, the bank's Tier 1 ratio stood at 6.8%. Essen Hyp's equity/assets ratio is thin, and the absolute level of capital is small in relation to its position in the capital market. However, in light of the anticipated relief from Basel II, Fitch considers Essen Hyp's capital as adequate. The bank's regulatory capital ratios benefit from its high proportion of 0% and 20% risk-weighted assets, while no capital has to be allocated for market risk in the banking book.

Balance Sheet Analysis
HYPOTHEKENBANK IN ESSEN

	31 Dec 2005				31 Dec 2004		31 Dec 2003		31 Dec 2002	
	Year End USDm Original	Year End EURm Original	As % of Assets Original	Average EURm Original	Year End EURm Original	As % of Assets Original	Year End EURm Original	As % of Assets Original	Year End EURm Original	As % of Assets Original
A. LOANS										
1. Loans	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
(a) Mortgages	8,170.8	6,926.1	7.50	7,091.2	7,256.2	9.29	5,820.3	7.93	4,287.8	6.10
(b) Public Sector	28,855.5	24,459.9	26.49	23,206.9	21,953.9	28.11	22,591.5	30.78	23,306.7	33.14
(c) Other	11.4	9.7	0.01	84.9	160.1	0.20	10.8	0.01	11.5	0.02
2. Assets Leased	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Loan Loss Reserves(MEMO)	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
TOTAL A	**37,037.6**	**31,395.7**	**34.01**	**30,383.0**	**29,370.2**	**37.60**	**28,422.6**	**38.73**	**27,606.0**	**39.25**
B. OTHER EARNING ASSETS										
1. Inter-bank	22,067.3	18,705.8	20.26	17,371.3	16,036.8	20.53	17,770.1	24.21	16,588.3	23.59
2. Short-term Investments	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Public Sector Securities	26,125.3	22,145.6	23.99	18,554.8	14,964.0	19.16	11,065.1	15.08	10,510.3	14.94
4. Other Investments	22,598.8	19,156.3	20.75	17,933.4	16,710.6	21.39	15,205.3	20.72	14,860.9	21.13
5. Equity Investments	2.0	1.7	0.00	1.7	1.7	0.00	1.6	0.00	1.6	0.00
TOTAL B	**70,793.4**	**60,009.4**	**65.00**	**53,861.3**	**47,713.1**	**61.08**	**44,042.1**	**60.01**	**41,961.1**	**59.67**
C. TOTAL EARNING ASSETS (A+B)	**107,831.0**	**91,405.1**	**99.00**	**84,244.2**	**77,083.3**	**98.68**	**72,464.7**	**98.74**	**69,567.1**	**98.92**
D. FIXED ASSETS	**48.4**	**41.0**	**0.04**	**47.4**	**53.7**	**0.07**	**24.9**	**0.03**	**26.0**	**0.04**
E. NON-EARNING ASSETS										
1. Cash and Due from Banks	237.1	201.0	0.22	230.6	260.1	0.33	274.7	0.37	97.6	0.14
2. Other	801.0	679.0	0.74	697.4	715.8	0.92	623.1	0.85	636.2	0.90
F. TOTAL ASSETS	**108,917.5**	**92,326.1**	**100.00**	**85,219.5**	**78,112.9**	**100.00**	**73,387.4**	**100.00**	**70,326.9**	**100.00**
G. DEPOSITS & MONEY MARKET FUNDING										
1. Demand	7.3	6.2	0.01	5.1	4.0	0.01	5.1	0.01	15.1	0.02
2. Savings	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Time	460.9	390.7	0.42	676.4	962.1	1.23	1,189.5	1.62	1,083.3	1.54
4. Interbank	23,033.7	19,525.0	21.15	16,842.6	14,160.1	18.13	11,650.5	15.88	11,998.1	17.06
5. Other	1,435.7	1,217.0	1.32	1,826.6	2,436.1	3.12	5,180.8	7.06	1,488.1	2.12
TOTAL G	**24,937.7**	**21,138.9**	**22.90**	**19,350.6**	**17,562.3**	**22.48**	**18,025.9**	**24.56**	**14,584.6**	**20.74**
H. OTHER FUNDING										
1. Long-term Debt	81,979.1	69,491.2	75.27	64,105.5	58,719.7	75.17	53,740.5	73.23	54,251.0	77.14
2. Subordinated Debt	342.2	290.1	0.31	323.9	357.7	0.46	347.7	0.47	296.9	0.42
3. Hybrid Capital	235.9	200.0	0.22	244.2	288.3	0.37	293.4	0.40	273.4	0.39
TOTAL H	**82,557.2**	**69,981.3**	**75.80**	**64,673.5**	**59,365.7**	**76.00**	**54,381.6**	**74.10**	**54,821.3**	**77.95**
I. OTHER (Non-int. bearing)	**476.8**	**404.2**	**0.44**	**422.1**	**440.0**	**0.56**	**326.0**	**0.44**	**337.1**	**0.48**
J. LOAN LOSS RESERVES	**n.a.**	**n.a.**	-	**n.a.**	**n.a.**	-	**n.a.**	-	**n.a.**	-
K. OTHER RESERVES	**n.a.**	**n.a.**	-	**n.a.**	**n.a.**	-	**n.a.**	-	**n.a.**	-
L. EQUITY										
1. Silent Participations & Preference Shares	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
2. Common Equity	945.8	801.7	0.87	773.3	744.9	0.95	653.9	0.89	583.9	0.83
TOTAL L.	**945.8**	**801.7**	**0.87**	**773.3**	**744.9**	**0.95**	**653.9**	**0.89**	**583.9**	**0.83**
M. TOTAL LIABILITIES & EQUITY	**108,917.5**	**92,326.1**	**100.00**	**85,219.5**	**78,112.9**	**100.00**	**73,387.4**	**100.00**	**70,326.9**	**100.00**
Exchange Rate		USD1 = EUR 0.8477			USD1 = EUR 0.7342		USD1 = EUR 0.7918		USD1 = EUR 0.9536	

Income Statement Analysis
HYPOTHEKENBANK IN ESSEN

	31 Dec 2005		31 Dec 2004		31 Dec 2003		31 Dec 2002	
	Income Expenses EURm Original	As % of Total AV Earning Assts Original	Income Expenses EURm Original	As % of Total AV Earning Assts Original	Income Expenses EURm Original	As % of Total AV Earning Assts Original	Income Expenses EURm Original	As % of Total AV Earning Assts Original
1. Interest Income	3,064.2	3.64	2,983.1	3.99	3,000.6	4.23	3,200.5	4.66
2. Interest Expense	2,801.5	3.33	2,768.3	3.70	2,778.0	3.91	3,003.8	4.38
3. NET INTEREST REVENUE	**262.7**	**0.31**	**214.8**	**0.29**	**222.8**	**0.31**	**196.7**	**0.29**
4. Net Fees & Commissions	-13.3	-0.02	-9.0	-0.01	-9.3	-0.01	-9.2	-0.01
5. Other Operating Income	6.7	0.01	8.2	0.01	7.6	0.01	23.5	0.03
6. Personnel Expenses	14.9	0.02	13.7	0.02	12.1	0.02	10.8	0.02
7. Other Operating Expenses	27.2	0.03	34.4	0.05	20.6	0.03	24.2	0.04
8. Provisions	73.9	0.09	35.3	0.05	72.0	0.10	63.7	0.09
9. OPERATING PROFIT	**140.1**	**0.17**	**128.6**	**0.17**	**116.4**	**0.16**	**112.3**	**0.16**
11. Other Income and Expenses	1.8	0.00	0.0	0.00	2.2	0.00	n.a.	-
12. PROFIT BEFORE EXCEPTIONAL ITEMS	**141.9**	**0.17**	**128.6**	**0.17**	**118.6**	**0.17**	**112.3**	**0.16**
13. Exceptional Items	n.a.	-	n.a.	-	n.a.	-	n.a.	-
14. PRE-TAX PROFIT	**141.9**	**0.17**	**128.6**	**0.17**	**118.6**	**0.17**	**112.3**	**0.16**
15. Taxes	38.9	0.05	37.6	0.05	37.4	0.05	36.1	0.05
16. Transfers to/(from) Equity Reserves	n.a.	-	n.a.	-	n.a.	-	n.a.	-
17. Published Net Income Including Minorities	**103.0**	**0.12**	**91.0**	**0.12**	**81.2**	**0.11**	**76.2**	**0.11**
18. FITCH NET INCOME before Appropriations	103.0	0.12	91.0	0.12	81.2	0.11	76.2	0.11

Ratio Analysis
HYPOTHEKENBANK IN ESSEN

		31 Dec 2005 Original	31 Dec 2004 Original	31 Dec 2003 Original	31 Dec 2002 Original
I. PROFITABILITY LEVEL					
1. Operating Profit/Total Assets (av.)	%	0.16	0.17	0.16	0.16
2. Operating Profit/Equity (av.)	%	18.12	18.39	18.81	19.74
3. Net income/Common Equity (av.)	%	13.32	13.01	13.12	13.39
4. Adjusted Net Income / Total Equity (av.)	%	13.32	13.01	13.12	13.39
5. Net Income/Total Assets (av.)	%	0.12	0.12	0.11	0.11
6. Non-int. Expenses/Net Int. Rev. + Other Net Operating Revenue	%	16.44	22.69	14.79	16.59
7. Net Interest Rev./Total Assets (av.)	%	0.31	0.28	0.31	0.28
II. CAPITAL ADEQUACY (year end)					
1. Internal Capital Generation	%	13.32	13.01	11.31	5.27
2. Equity/Total Assets	%	0.87	0.95	0.89	0.83
3. Capital/Risks - Tier 1	%	6.50	6.40	6.20	6.00
4. Capital/Risks - Total	%	11.00	12.30	12.30	12.00
5. Common Equity/Assets	%	0.87	0.95	0.89	0.83
6. Fitch Grade Capital/Assets	%	1.08	1.19	1.11	1.04
III. LIQUIDITY (year end)					
1. Liquid Assets/Deposits & Money Mkt Funding	%	123.39	118.77	104.87	135.56
2. Liquid Assets & Marketable Debt Securities/Deposits & Money Mkt Funding	%	277.96	266.97	239.72	261.12
3. Loans/Deposits & Money Mkt Funding	%	146.52	167.23	157.68	189.28
IV. ASSET QUALITY					
1.Loan Loss Provisions/Loans Net of Reserves	%	n.a.	n.a.	n.a.	n.a.
2.Loan Loss Provisions/ Pre-provs Operating Profit	%	n.a.	n.a.	n.a.	n.a.
3.Loan Loss Reserves/Loans Net of Reserves	%	n.a.	n.a.	n.a.	n.a.

Copyright © 2006 by Fitch, Inc , Fitch Ratings Ltd. and its subsidiaries. One State Street Plaza, NY, NY 10004.
Telephone: 1-800-753-4824, (212) 908-0500. Fax: (212) 480-4435. Reproduction or retransmission in whole or in part is prohibited except by permission. All rights reserved. All of the information contained herein is based on information obtained from issuers, other obligors, underwriters, and other sources which Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of any such information. As a result, the information in this report is provided "as is" without any representation or warranty of any kind. A Fitch rating is an opinion as to the creditworthiness of a security. The rating does not address the risk of loss due to risks other than credit risk, unless such risk is specifically mentioned. Fitch is not engaged in the offer or sale of any security. A report providing a Fitch rating is neither a prospectus nor a substitute for the information assembled, verified and presented to investors by the issuer and its agents in connection with the sale of the securities. Ratings may be changed, suspended, or withdrawn at anytime for any reason in the sole discretion of Fitch. Fitch does not provide investment advice of any sort. Ratings are not a recommendation to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect to any security. Fitch receives fees from issuers, insurers, guarantors, other obligors, and underwriters for rating securities. Such fees generally vary from US$1,000 to US$750,000 (or the applicable currency equivalent) per issue. In certain cases, Fitch will rate all or a number of issues issued by a particular issuer, or insured or guaranteed by a particular insurer or guarantor, for a single annual fee. Such fees are expected to vary from US$10,000 to US$1,500,000 (or the applicable currency equivalent). The assignment, publication, or dissemination of a rating by Fitch shall not constitute a consent by Fitch to use its name as an expert in connection with any registration statement filed under the United States securities laws, the Financial Services and Markets Act of 2000 of Great Britain, or the securities laws of any particular jurisdiction. Due to the relative efficiency of electronic publishing and distribution, Fitch research may be available to electronic subscribers up to three days earlier than to print subscribers.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.05.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	22	1.83
AA- / Aa3 / AA-	138	11.48
A+ / A1 / A+	97	8.07
A / A2 / A	447	37.19
A- / A3 / A-	428	35.61
BBB+ / Baa1 / BBB+	57	4.74
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.08
Total	**1,202**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.08
Total	**13**	**1.08**

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Breakdown of non-cover assets

by borrowers

31.05.2007

by borrowers	in Euro m	in %
National credit institutions	0	0.00
Foreign Governments and municipalities	163	13.56
International credit institutions	207	17.22
Other foreign financial institutions (guaranteed by national or international credit institutions)	749	62.31
Others	83	6.91
Total	**1,202**	**100.00**

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Breakdown of non-cover assets

by countries

		31.05.2007
by countries	**in Euro m**	**in %**
Germany	13	1.08
EU member states without Germany		
The Netherlands	55	4.58
France	70	5.82
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	35	2.91
Ireland	153	12.73
Italy	0	0.00
Spain	192	15.97
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**505**	**42.01**
Non EU member states in Western Europe	12	1.00
Others	672	55.91
Total	**1,202**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		31.05.2007
Risk weighting	**in Euro m**	**in %**
0%	76	6.32
10%	0	0.00
20%	949	78.95
100%	177	14.73
Total	**1,202**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		31.05.2007
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	1	0.58
AA- / Aa3 / AA-	43	24.86
A+ / A1 / A+	0	0.00
A / A2 / A	7	4.05
A- / A3 / A-	122	70.51
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**173**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	**0**	**0.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

		31.05.2007
by borrowers	**in Euro m**	**in %**
National credit institutions	7	4.05
Foreign Governments and municipalities	43	24.85
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	123	71.10
Others	0	0.00
Total	**173**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

	31.05.2007	
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**0**	**0.00**
Non EU member states in Western Europe	0	0.00
Others	173	100.00
Total	**173**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

31.05.2007

Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	173	100.00
100%	0	0.00
Total	**173**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	537.4	31.4	150.9	17.7	198.5	49.5	66.3	28.9	48.8	28.0	851.0	35.2
	West **	473.7	27.7	287.7	33.8	57.3	14.3	21.1	16.2	52.5	30.1	604.6	25.0
	East ***	11.3	0.7	14.0	1.6	2.9	0.7	1.0	0.8	0.1	0.1	15.3	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.5	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	9.6	0.6	0.0	0.0	3.2	0.8	1.6	1.2	5.6	3.2	20.0	0.8
	West **	41.9	2.4	30.4	3.6	5.8	1.4	1.8	1.4	3.6	2.1	53.1	2.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	29.6	1.7	0.0	0.0	34.6	8.6	13.2	10.1	10.2	5.8	87.6	3.6
	West **	271.7	15.9	200.4	23.5	32.3	8.1	3.5	2.7	4.4	2.5	311.9	12.9
	East ***	67.8	4.0	44.0	5.2	17.7	4.4	6.7	5.1	5.7	3.3	97.9	4.0
Hotels and restaurants	Foreign countries	20.8	1.2	19.0	2.2	0.0	0.0	0.0	0.0	0.0	0.0	20.8	0.9
	West **	21.0	1.2	2.7	0.3	7.6	1.9	2.7	2.1	11.1	6.4	42.4	1.8
	East ***	23.3	1.4	0.0	0.0	6.3	1.6	2.0	1.5	15.0	8.6	46.6	1.9
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	116.3	6.8	63.5	7.5	22.9	5.7	8.2	6.3	15.7	9.0	163.1	6.7
	East ***	9.9	0.6	1.2	0.1	3.0	0.7	1.0	0.8	0.0	0.0	13.9	0.6
Ware-houses and exhibition buildings	Foreign countries	22.5	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.5	0.9
	West **	53.1	3.1	37.8	4.4	8.0	2.0	1.2	0.9	0.8	0.5	63.1	2.6
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	619.9	36.2	169.9	20.0	236.3	59.0	81.1	62.1	64.6	37.0	1,001.9	41.4
	West **	979.1	57.2	622.5	73.0	134.0	33.4	38.5	29.5	89.1	51.1	1,240.7	51.3
	East ***	113.9	6.6	59.2	7.0	30.4	7.6	10.9	8.4	20.8	11.9	176.0	7.3
	Total	**1,712.9**	**100.0**	**851.6**	**100.0**	**400.7**	**100.0**	**130.5**	**100.0**	**174.5**	**100.0**	**2,418.6**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	4.3	0.1	0.0	0.0	0.5	0.2	0.0	0.0	0.0	0.0	4.8	0.1
	West **	3,482.4	62.4	2,251.4	63.2	133.1	49.5	4.2	18.8	2.7	7.5	3,622.4	61.3
	East ***	451.6	8.1	295.2	8.3	26.2	9.7	1.5	6.7	0.5	1.4	479.8	8.1
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	973.4	17.4	634.0	17.8	43.6	16.2	2.0	8.9	1.2	3.3	1,020.2	17.3
	East ***	48.5	0.9	33.1	0.9	1.9	0.7	0.2	0.9	0.2	0.6	50.8	0.9
Residen-tial con-struction for letting purposes	Foreign countries	31.8	0.6	0.5	0.0	10.4	3.9	2.2	9.8	1.7	4.7	46.1	0.8
	West **	490.9	8.8	310.5	8.7	43.4	16.1	9.2	41.1	18.5	51.4	562.0	9.5
	East ***	99.7	1.8	37.5	1.1	9.9	3.7	3.1	13.8	11.2	31.1	123.9	2.1
Total residential properties	Foreign countries	36.3	0.7	0.5	0.0	10.9	4.1	2.2	9.8	1.7	4.7	51.1	0.9
	West **	4,946.7	88.6	3,195.9	89.7	220.1	81.8	15.4	68.8	22.4	62.2	5,204.6	88.0
	East ***	599.8	10.7	365.8	10.3	38.0	14.1	4.8	21.4	11.9	33.1	654.5	11.1
	Total	**5,582.8**	**100.0**	**3,562.2**	**100.0**	**269.0**	**100.0**	**22.4**	**100.0**	**36.0**	**100.0**	**5,910.2**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	656.2	62.3	170.4	3.9	247.2	23.5	83.3	7.9	66.3	6.3	1,053.0	12.6
	West **	5,925.8	91.9	3,818.4	86.5	354.1	5.5	53.9	0.8	111.5	1.7	6,445.3	77.4
	East ***	713.7	85.9	425.0	9.6	68.4	8.2	15.7	1.9	32.7	3.9	830.5	10.0
	Total	**7,295.7**	**87.6**	**4,413.8**	**100.0**	**669.7**	**8.0**	**152.9**	**1.9**	**210.5**	**2.5**	**8,328.8**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.2	0.0	57.4	14.2	16.9	98.7	10.0
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	132.5	69.9	51.1	28.7	27.2	239.5	23.9
	France	84.0	32.1	16.8	4.0	1.5	106.3	10.5
	Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.2
	The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	6.0
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	1.9
	Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	15.6
	Spain	67.6	0.0	16.9	0.0	0.0	84.5	8.4
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.4
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	2.0
Shops	United States	6.9	0.0	27.0	9.4	1.0	44.3	4.4
	Poland	22.7	0.0	7.6	3.8	9.2	43.3	4.3
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.9
	Spain	1.8	0.0	0.0	0.0	0.0	1.8	0.2
Warehouse and exhibition buildings	France	22.5	0.0	0.0	0.0	0.0	22.5	2.2
Total commercial properties	United States	17.1	0.0	84.4	23.6	17.9	143.0	14.2
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	132.5	69.9	51.1	28.7	27.2	239.5	23.9

	France	125.5	51.1	16.8	4.0	1.5	147.8	14.8
	Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.2
	Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	2.0
	The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	6.0
	Poland	40.4	0.0	9.1	3.8	9.2	62.5	6.2
	Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	15.6
	Spain	69.4	0.0	16.9	0.0	0.0	86.3	8.6
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.4
	Total	**619.9**	**169.9**	**236.3**	**81.1**	**64.6**	**1,001.9**	**100.0**

Residential Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.2	0.0	0.0	0.7	1.4
	France	3.8	0.0	0.3	0.0	0.0	4.1	8.0
Residential construction for letting purposes	United States	31.3	0.0	10.4	2.2	1.7	45.6	89.2
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.2	0.0	0.0	0.7	1.4
	United States	31.3	0.0	10.4	2.2	1.7	45.6	89.2
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	4.0	0.0	0.3	0.0	0.0	4.3	8.4
	Total	**36.3**	**0.5**	**10.9**	**2.2**	**1.7**	**51.1**	**100.0**

Total in Euro m 31.03.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	51.7	0.0	3.0	0.0	0.0	54.7	5.2
	United States	48.4	0.0	94.8	25.8	19.6	188.6	18.0

Belgium	1.5	0.5	0.0	0.0	0.0	1.5	0.1
England	132.5	69.9	51.1	28.7	27.2	239.5	22.8
France	129.5	51.1	17.1	4.0	1.5	152.1	14.4
Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.0
Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	1.9
The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	5.7
Poland	40.4	0.0	9.1	3.8	9.2	62.5	5.9
Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	14.8
Spain	69.4	0.0	16.9	0.0	0.0	86.3	8.2
Total	**656.2**	**170.4**	**247.2**	**83.3**	**66.3**	**1,053.0**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus cover in % in the case of falling yields
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75
31.12.2006	4,479.37	4,538.27	211.10	4.65	133.19	3.05	302.55	6.41
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25
31.08.2006	5,642.88	5,276.37	366.51	6.95	181.33	3.55	587.14	10.76
31.07.2006	5,714.59	5,253.52	461.07	8.78	289.82	5.71	664.75	12.22
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49
31/12/2006	4,582.18	4,823.05	240.87	5.26	2,780.04
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61
31/12/2006	13.47
30/11/2006	12.64
31/10/2006	12.76
30/09/2006	12.74
31/08/2006	12.64
31/07/2006	12.79
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	73.2	51.5	0.0	0.0	10.1	91.0	3.7	100.0	7.1	100.0	94.1	57.4
	West **	44.1	31.1	0.0	0.0	0.6	5.4	0.0	0.0	0.0	0.0	44.7	27.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	20.5	14.4	0.3	100.0	0.3	2.7	0.0	0.0	0.0	0.0	20.8	12.7
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	3.5	2.5	0.0	0.0	0.1	0.9	0.0	0.0	0.0	0.0	3.6	2.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	73.2	51.6	0.0	0.0	10.1	91.0	3.7	100.0	7.1	100.0	94.1	57.4
	West **	68.6	48.3	0.3	100.0	1.0	9.0	0.0	0.0	0.0	0.0	69.6	42.5
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	Total	**142.0**	**100.0**	**0.3**	**100.0**	**11.1**	**100.0**	**3.7**	**100.0**	**7.1**	**100.0**	**163.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	60.1	75.2	0.1	100.0	3.5	48.6	0.4	40.0	0.0	0.0	64.0	72.6
	East ***	2.9	3.6	0.0	0.0	0.2	2.8	0.0	0.0	0.0	0.0	3.1	3.5
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	7.6	9.5	0.0	0.0	0.9	12.5	0.1	10.0	0.0	0.0	8.6	9.8
	East ***	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	6.6	8.3	0.0	0.0	1.7	23.6	0.1	10.0	0.0	0.0	8.4	9.5
	East ***	2.6	3.3	0.0	0.0	0.9	12.5	0.4	40.0	0.0	0.0	3.9	4.4
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	74.3	93.0	0.1	100.0	6.1	84.7	0.6	60.0	0.0	0.0	81.0	91.9
	East ***	5.6	7.0	0.0	0.0	1.1	15.3	0.4	40.0	0.0	0.0	7.1	8.1
	Total	**79.9**	**100.0**	**0.1**	**100.0**	**7.2**	**100.0**	**1.0**	**100.0**	**0.0**	**0.0**	**88.1**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	73.2	77.8	0.0	0.0	10.1	10.7	3.7	3.9	7.1	7.5	94.1	37.3
	West **	142.9	94.9	0.4	100.0	7.1	4.7	0.6	0.4	0.0	0.0	150.6	59.8
	East ***	5.8	79.5	0.0	0.0	1.1	15.1	0.4	5.5	0.0	0.0	7.3	2.9
	Total	**221.9**	**88.1**	**0.4**	**100.0**	**18.3**	**7.3**	**4.7**	**1.9**	**7.1**	**2.7**	**252.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.03.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
Total commercial properties	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
	Total	**73.2**	**0.0**	**10.1**	**3.7**	**7.1**	**94.1**	**100.0**

Residential Properties in Euro m — 31.03.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 31.03.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
	Total	**73.2**	**0.0**	**10.1**	**3.7**	**7.1**	**94.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets

- **Andreas Bayer**
- ***Elvira Stirnberg-Graumann***
- **Peter Kronenberg**
- **Christin Schmid**
- **Heinrich Strack**

Money Markets

- **Michael Leineweber**
- **Monika Rieks**

Derivatives

- **Heiko Siede**
- **Georg Schlüter**

Research

- **Dirk Chlench**

Trading Support

- **Nico Ebert**
- **Carmen Sandrock**
- **Man Fechner-Wang**

Secretarial Support

- **Elke Joachimiak**
- **Andrea Pehlke**

Specialized Finance

- **Dr. Stefan Tilch**
- **Claudia Retz**
- **Martin Hofbauer**
- **Björn Hofmann**

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 01.05.2007

Security no	Increases by	Increases on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

Security no	by	on	Issuing volume **in US-$**	Coupon	Maturity	Issue Date	Market makers	S&P
			38,315					
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A1
Subordinated Debt	BBB+	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Debt Issuance Program Prospectus 2007**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A-/A-2	A2
Mortgage *Pfandbriefe*	n.r.	Aa1
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum 2006**.

Günter Pless
Senior Vice President
Global Head of Treasury

Oliver Schwarzer
Deputy Head of Treasury

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

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Tel.: +49 201 8135-364
E-mail:
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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 0JZ	250	12/06	1.850	3,50	16/08/07
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**3.100**		

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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Sec 28 PfandBG
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Rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

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Sec 28 PfandBG
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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2006 (English version) pdf**
- **Press Release Annual Report 2006 (English version) pdf**

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Last update: May 2007
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Last update: Mar 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Rate Outlook G3
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Financial Calendar 2007/ 2008

Key Dates 2007

Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
March 14, 2008	Press Conference on the 2007 Annual Accounts and publication of the German version of our 2007 Annual Report
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

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vdp-Pfandbrief Curve



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Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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ESSEN HYP

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These items are available:

- Annual Report 2006 English **(Download as PDF)**
- Annual Report 2006 German **(Download as PDF)**
- Annual Report 2005 English **(Download as PDF)**
- Annual Report 2005 German **(Download as PDF)**
- Annual Report 2004 English **(Download as PDF)**
- Annual Report 2004 German **(Download as PDF)**
- Annual Report 2003 English **(Download as PDF)**
- Annual Report 2003 German **(Download as PDF)**
- Annual Report 2002 English **(Download as PDF)**
- Annual Report 2002 German **(Download as PDF)**
- Annual Report 2001 English **(Download as PDF)**
- Annual Report 2001 German **(Download as PDF)**
- Annual Report 2000 English **(Download as PDF)**
- Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname*

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Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
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Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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ESSEN HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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ESSEN HYP

www.essenhyp.de

International Real Estate Finance

Contacts

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

Representative Offices

Great Britain

Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France

Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
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Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (March 21, 2007)** (PDF)

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)

▷ **Corporate Governance Code of Hypothekenbank in Essen**

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Last update: May 2007
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Aktiengesellschaft (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

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Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Contrary to Section 4.2.5 disclosure is not made in a compensation report.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of

the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, March 21, 2007

The Board of Managing Directors   The Supervisory Board

Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors   The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly. In this, he shall take into consideration that an ordinary General Meeting is completed after four to six hours.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors | The Supervisory Board

ESSEN HYP

Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head:
N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head:
W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division IV
Services

Head: H. Möller
Deputy Head:
R. Kruse

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head:
J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans	135	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026
Public-sector loans	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357

Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes: *) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Wolfgang Groth, Essen
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG,

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG,

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Frankfurt/Main

Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman
Member of the Central Advisory Board, Commerzbank AG, Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG, Essen

Uwe Kruschinski
Member of the Board of Managing Directors,
Landesbank Berlin AG, Berlin

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische
Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken** (Association of German Pfandbrief Banks)

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Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Heussallee 18-24, 53143 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Esssen, are also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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Downloads

These items are available:

- Interim Report as of September 30, 2006 (pdf)

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

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Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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4th Capital Market Conference June 15-16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: **caroline.fischer@essenhyp.com**

- **Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"**
- **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**
- **Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors**
- **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"**
- **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**
- **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006**

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"Essen Hyp made the breakthrough in the U.S. investor community"

- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**
- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

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Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
Contact

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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***Interest Rate Forecast* Meeting**
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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vdp-Pfandbrief Curve



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Credit Research
Last update: May 2007
Sec 28 PfandBG
Last update: Mar 2007
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from *all* over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

END